     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996.



                                                      REGISTRATION NO. 333-03331

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             MICHAELS STORES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                                75-1943604
 (State or other jurisdiction                                   (I.R.S. Employer
     of incorporation or                                         Identification
        organization)                                                 No.)

                            5931 Campus Circle Drive
                              Irving, Texas 75063
                                P.O. Box 619566
                             DFW, Texas 75261-9566
                                 (214) 714-7000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               R. Michael Rouleau
                            Chief Executive Officer
                             Michaels Stores, Inc.
                            5931 Campus Circle Drive
                              Irving, Texas 75063
                                P.O. Box 619566
                             DFW, Texas 75261-9516
                                 (214) 714-7000

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

         Mark V. Minton, Esq.                   Vincent Pagano, Jr., Esq.
      Jones, Day, Reavis & Pogue                Simpson Thacher & Bartlett
           2001 Ross Avenue                        425 Lexington Avenue
              Suite 2300                      New York, New York 10017-3954
         Dallas, Texas 75201                          (212) 455-2000
            (214) 220-3939

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 24, 1996


                                  $125,000,000


                                     [LOGO]

                              % Senior Notes Due 2006

INTEREST PAYABLE             AND                           DUE            , 2006
                                ----------------


THE    % SENIOR NOTES DUE 2006 (THE "NOTES") ARE BEING OFFERED PURSUANT TO  THIS
PROSPECTUS  (THE  "OFFERING")  BY  MICHAELS  STORES,  INC.  ("MICHAELS"  OR THE
 "COMPANY") AND WILL MATURE ON            , 2006. THE NOTES ARE NOT  REDEEMABLE
 PRIOR  TO            , 2001, EXCEPT THAT, UNTIL            , 1999, THE COMPANY
 MAY REDEEM, AT ITS OPTION, UP TO AN AGGREGATE OF $25 MILLION PRINCIPAL AMOUNT
  OF THE NOTES AT THE REDEMPTION PRICE SET FORTH HEREIN, PLUS ACCRUED INTEREST TO THE DATE OF REDEMPTION, WITH THE NET PROCEEDS OF ONE OR MORE EQUITY OFFERINGS (AS DEFINED HEREIN), IF AT LEAST $100 MILLION AGGREGATE PRINCIPAL
   AMOUNT  OF THE NOTES REMAINS OUTSTANDING AFTER EACH SUCH REDEMPTION. ON OR
   AFTER             , 2001, THE  NOTES ARE REDEEMABLE AT THE OPTION OF  THE
    COMPANY, IN WHOLE OR IN PART, AT THE REDEMPTION PRICES SET FORTH HEREIN, PLUS ACCRUED INTEREST TO THE DATE OF REDEMPTION. UPON A CHANGE OF CONTROL (AS DEFINED HEREIN), EACH HOLDER OF NOTES MAY REQUIRE THE
     COMPANY TO REPURCHASE ANY OR ALL OUTSTANDING NOTES OWNED BY SUCH HOLDER AT 101% OF THE PRINCIPAL AMOUNT THEREOF, PLUS ACCRUED INTEREST
           TO THE DATE OF REPURCHASE. SEE "DESCRIPTION OF THE NOTES".



THE NOTES WILL BE UNSECURED OBLIGATIONS OF THE COMPANY AND WILL RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE SENIOR INDEBTEDNESS (AS
 DEFINED HEREIN) OF THE COMPANY AND SENIOR TO ALL EXISTING AND FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY. THE NOTES WILL BE EFFECTIVELY
  SUBORDINATED TO ALL EXISTING AND FUTURE SECURED INDEBTEDNESS OF THE COMPANY
   AND ALL EXISTING AND FUTURE INDEBTEDNESS OF ANY SUBSIDIARY OF THE COMPANY.
   AT  APRIL  28,  1996,  AFTER  GIVING  EFFECT  TO  THE  OFFERING  AND  THE
    APPLICATION   OF  THE  NET   PROCEEDS  THEREOF,  THE   COMPANY  AND  ITS
    SUBSIDIARIES WOULD HAVE HAD $231.0 MILLION OF INDEBTEDNESS OUTSTANDING,
     OF WHICH $9.1 MILLION WOULD HAVE REPRESENTED SECURED INDEBTEDNESS AND $96.9 MILLION WOULD HAVE REPRESENTED SUBORDINATED INDEBTEDNESS. AT APRIL 28, 1996, SUBSIDIARIES OF THE COMPANY HAD NO INDEBTEDNESS
      OUTSTANDING.   THE   COMPANY   HAS   HAD   NEGOTIATIONS   WITH   THE
      ADMINISTRATIVE LENDER  UNDER  ITS  CURRENT  CREDIT  AGREEMENT  (THE
       "CREDIT  AGREEMENT") TO REDUCE THE AMOUNT  OF THE FACILITY FROM A
        MAXIMUM OF  $200  MILLION TO  A  MAXIMUM OF  $100  MILLION.  SEE
        "DESCRIPTION  OF CERTAIN INDEBTEDNESS -- PROPOSED MODIFICATIONS
                           TO THE CREDIT AGREEMENT".


THERE IS NO ESTABLISHED TRADING MARKET FOR THE NOTES, AND THE COMPANY DOES NOT INTEND TO APPLY FOR LISTING
             OF  THE NOTES ON  ANY SECURITIES EXCHANGE OR  FOR QUOTATION ON THE
                            NASDAQ NATIONAL MARKET.


SETTLEMENT OF THE NOTES WILL BE MADE IN IMMEDIATELY AVAILABLE FUNDS. THE NOTES WILL TRADE IN THE SAME-DAY FUNDS SETTLEMENT SYSTEM OF THE DEPOSITORY TRUST
  COMPANY (THE "DEPOSITARY"), AND, TO THE EXTENT THAT SECONDARY MARKET TRADING
  ACTIVITY  IN  THE  NOTES  IS  EFFECTED  THROUGH  THE  FACILITIES  OF   THE
    DEPOSITARY, SUCH TRADES WILL BE SETTLED IN IMMEDIATELY AVAILABLE FUNDS.
       ALL  PAYMENTS OF PRINCIPAL AND INTEREST  WILL BE MADE BY THE COMPANY
                        IN IMMEDIATELY AVAILABLE FUNDS.

                                ----------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN

     INVESTMENT IN  THE NOTES,  SEE  "RISK FACTORS"  BEGINNING ON  PAGE  12
     HEREIN.

                                 -------------
THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
      AND EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR
           HAS  THE SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE

            SECURITIES COMMISSION PASSED  UPON THE  ACCURACY OR  AD-

                EQUACY  OF  THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY  IS A CRIMINAL  OFFENSE.

                                                                               UNDERWRITING
                                                             PRICE TO         DISCOUNTS AND      PROCEEDS TO THE
                                                            PUBLIC (1)         COMMISSIONS        COMPANY (1)(2)
                                                        ------------------  ------------------  ------------------
PER NOTE..............................................          %                   %                   %
TOTAL.................................................          $                   $                   $

(1) PLUS ACCRUED INTEREST, IF ANY, FROM            , 1996.

(2) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $        .
                                ----------------

    THE NOTES ARE OFFERED BY THE SEVERAL UNDERWRITERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE IN BOOK-ENTRY FORM THROUGH THE FACILITIES OF THE DEPOSITORY
TRUST  COMPANY ON OR  ABOUT               , 1996  AGAINST PAYMENT IN IMMEDIATELY
AVAILABLE FUNDS.

CS First Boston
            Salomon Brothers Inc
                      NationsBanc Capital Markets, Inc.
                                                   Robertson, Stephens & Company

                 THE DATE OF THIS PROSPECTUS IS         , 1996.

Inside the front cover of the document is a map of the United States and two Canadian provinces, with the Company's Michaels store locations and distribution center locations highlighted. Below the map is a montage showing various products the Company offers, surrounding the Company's logo. An enlarged version of the same montage appears on the inside of the back cover.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE NOTES PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company's Annual Report on Form 10-K (File No. 0-11822) for the year ended January 28, 1996, which has been filed with the Securities and Exchange Commission (the "Commission") by the Company, is incorporated herein by reference and made a part hereof.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes to be made hereunder shall be deemed to be incorporated herein by reference and made a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for copies should be directed to the General Counsel of the Company at 5931 Campus Circle Drive, Irving, Texas 75063 (telephone: (214) 714-7000).

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market. Copies of such reports and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.


    This Prospectus contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements, but reference is made to the actual agreements (copies of which will be made available upon request to the Company or the Underwriters) for complete information with respect thereto and all such summaries are qualified in their entirety by this reference. Any such request and request for agreement summarized herein should be directed to the General Counsel of the Company at 5931 Campus Circle Drive, Irving, Texas 75063 (telephone: (214) 714-7000).

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO "MICHAELS" OR THE "COMPANY" SHALL MEAN MICHAELS STORES, INC. AND ITS CONSOLIDATED SUBSIDIARIES. ALL REFERENCES TO FISCAL YEARS IN THIS PROSPECTUS REFER TO THE FISCAL YEAR ENDING ON THE SUNDAY CLOSEST TO JANUARY 31, WHICH CONSISTS OF 52 WEEKS FOR ALL YEARS. FOR EXAMPLE, REFERENCES TO "FISCAL 1995" MEAN THE FISCAL YEAR ENDED JANUARY 28, 1996. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS" HEREIN.


                                  THE COMPANY

GENERAL


    With $1.3 billion in fiscal 1995 sales, the Company is the nation's largest retailer dedicated to serving the arts, crafts and decorative items marketplace. The Company's Michaels stores offer a wide selection of competitively priced items, including general crafts, home decor items, picture framing materials and services, art and hobby supplies, party supplies, silk and dried flowers, wearable art and seasonal and holiday merchandise. Since March 1995, when the Company acquired Aaron Brothers Holdings, Inc. ("Aaron Brothers"), the Company has also operated the Aaron Brothers specialty framing and art supply stores located primarily in California. During fiscal 1995, Aaron Brothers contributed sales of $54 million. The Company's primary customers are women aged 25-54 with above average median household incomes, and the Company believes that repeat customers account for a substantial portion of its sales. The Company operates 448 Michaels stores and 68 Aaron Brothers stores in 45 states, Puerto Rico and Canada.


    The Company's Michaels stores average approximately 16,000 square feet of selling space and offer an assortment of approximately 44,000 stock keeping units ("SKUs") in a typical store during the course of a year (including seasonal product), of which approximately 31,000 SKUs are planogrammed SKUs offered at all times. For fiscal 1995, the average sales of the Company's Michaels stores open for the full fiscal year were $3.0 million. The average sale in the Company's Michaels stores has increased annually from approximately $12.00 in fiscal 1991 to $14.44 in fiscal 1995, due in part to increased sales of custom framing, custom floral arrangements and home decor items.


    The U.S. arts, crafts and decorative items retailing industry, which is estimated by trade publications to have exceeded $10.8 billion in sales in fiscal 1995, has increased in size each year since 1990 when industry sales totaled $6.0 billion. The industry is highly fragmented, and Michaels is the only nationwide independent arts and crafts retailer. Management believes that there are only a few independent retailers with arts and crafts sales that exceed $200 million annually, and that the Company's arts and crafts sales are more than three times as large as those of its largest direct competitor. The Company believes that its significant size relative to its competitors provides it with several advantages, including (i) superior purchasing power, (ii) critical mass to support a cost efficient nationwide distribution network, and
(iii) the financial resources to support a national advertising campaign and significant ongoing capital investment in information technology.


    Beginning in 1992, Michaels embarked upon an aggressive growth strategy in order to capitalize on an opportunity to become the national market leader in a highly fragmented industry. This growth strategy resulted in the addition of over 300 new Michaels stores from fiscal 1991 through fiscal 1995 (of which 108 were added through acquisitions) and the acquisition of 68 Aaron Brothers stores in fiscal 1995. Over the past five fiscal years, the Company's sales have grown from approximately $410 million to approximately $1.3 billion, driven by increases in comparable store sales in addition to the rapid increase in the Company's number of store locations. Furthermore, from fiscal 1991 to fiscal 1994, the Company's EBITDA increased from $34.9 million to $85.5 million. In fiscal 1995, EBITDA declined to $15.9 million, principally due to

$64.4 million of unusual costs and expenses primarily related to the retail markdown of inventories recorded in order to streamline the inventory assortment throughout the entire chain and improve the Company's return on invested capital.

    Having achieved its objective of becoming the only national retailer in the arts, crafts and decorative items industry, the Company recognized that it had attained the critical mass to invest significantly in its information systems and to achieve improved operating efficiencies in distribution and inventory management. During the second quarter of fiscal 1995, the Company's management had conducted a critical analysis of the composition of the Company's merchandise assortment and the velocity of turnover of individual SKUs and vendor lines included in each category of merchandise. The Company then implemented a program (the "SKU Reduction Program") designed to reduce the amount of the Company's capital allocated to store inventories. The SKU Reduction Program was implemented by setting new levels of the appropriate number of SKUs to be included in the various merchandise categories and by eliminating slower turning and less profitable product lines without impairing the stores' overall broad selection of more popular merchandise.


    By the end of fiscal 1995, substantially all of the inventory identified for liquidation had been sold, the number of SKUs had been reduced by approximately 15% to the current level of 44,000 SKUs and the inventory per Michaels store had been reduced by 19% from the end of fiscal 1994. Substantially all of the proceeds from the inventory liquidation were used to reduce the Company's outstanding bank debt. The Company believes that operating at lower inventory levels as a result of the SKU Reduction Program will result in an increase in inventory turns, providing higher returns on invested capital and improved cash flow that will further strengthen the Company's balance sheet.


BUSINESS STRATEGIES


    The Company believes it is well positioned to continue to solidify its position as the dominant nationwide arts, crafts and decorative items retailer while increasing its return on invested capital through its business strategies of (i) offering a broad selection of products in an appealing store environment that emphasizes superior customer service, (ii) effectively managing its investment in inventory through centralized purchasing and distribution combined with significant investment in management information systems, and (iii) continuing to expand its nationwide presence.


    MERCHANDISING STRATEGY


    The Company's Michaels store merchandising strategy is to provide a broad selection of products in an appealing store environment which emphasizes superior customer service. Each Michaels store is organized into multiple departments that offer a year-round assortment of general crafts, home decor items, picture framing materials and services, art and hobby supplies, party supplies, silk and dried flowers, wearable art, needlecrafts and ribbon. In addition, the Company's Michaels stores regularly feature seasonal merchandise, particularly for major holidays such as Valentine's Day, Easter, Mother's Day, Halloween and Thanksgiving, in addition to the Christmas season. In its Aaron Brothers stores, the Company's strategy is to provide competitively priced superior custom framing services and selection.


    The Company believes that customer service is critical to its merchandising strategy. Many of the craft supplies sold in the Company's Michaels stores can be assembled into unique end-products with an appropriate amount of guidance and direction. Accordingly, the Company has displays in every Michaels store in an effort to stimulate and promote new project ideas, and supplies project sheets with detailed instructions on how to assemble the products. In addition, many Michaels sales associates are craft enthusiasts who are able to help customers with ideas and instructions. The Company also offers free demonstrations and inexpensive classes in stores as a means of promoting new craft ideas. Michaels believes that the in-store "how-to" demonstrations, instructional classes, knowledgeable sales associates and customer focus groups have allowed the Company to better understand and serve its customers.

    PURCHASING, DISTRIBUTION AND INVENTORY MANAGEMENT STRATEGY

    After a period of aggressive store growth, much of which took place through acquisitions, the Company is now seeking to enhance its competitive position by actively pursuing improvements throughout its supply chain. These improvements are intended to minimize the investment in inventory necessary to support the Company's sales growth objectives, optimize its stores' in-stock position, and improve the cost-effectiveness of the delivery of goods from its vendors to its stores.

    Centralized purchasing and distribution are important components of Michaels' strategy to manage its stores' inventories and reduce its supply chain costs. The Company's purchasing strategy is to negotiate centrally with its vendors in order to take advantage of volume purchasing discounts and improve control over product mix and inventory. The Company believes its distribution network, which includes four regional distribution centers, is a competitive advantage which enhances the Company's ability to maintain a high in-stock position in its stores while balancing its overall inventory position. The Company intends to further increase the flow of goods through its distribution centers and decrease reliance on less efficient deliveries from vendors direct to stores.


    The data that the Company is obtaining from its new point-of-sale ("POS") system is also an integral component of the inventory management process. The Company expects the POS system, which is presently installed in more than 280 stores, to be installed in substantially all Michaels stores by the end of July 1996 as a result of the Company's decision to accelerate its POS system rollout and to implement item-level scanning for the majority of the Company's product. The Company believes that the extent of its investment in POS technology is unique in the arts and crafts industry, and that this initiative is likely to provide it with a competitive advantage in the future. The Company believes the information obtained from item-level scanning through the new POS system will enhance efficiencies by enabling it to identify important trends to assist it in managing its inventory by facilitating the elimination of less profitable SKUs, increasing the in-stock level of more popular SKUs, assisting in the analysis of product margins, and generating data for advertising cost/benefit evaluations. The Company believes that the POS system will also allow it to provide better customer service by increasing the speed and accuracy of register check out, enabling the more rapid restocking of items, and providing for the seamless repricing of sale items. The Company believes that the POS system, combined with other store-level inventory controls and management incentive plans linked to inventory goals, will enable it to more effectively control its investment in inventories. The Company is financing the new POS system through a $25 million capital lease program.


    STORE EXPANSION STRATEGY


    Having achieved its objective of becoming the largest and only national retailer in the arts, crafts and decorative items industry, the Company has shifted its focus towards achieving improved operational efficiencies, resulting in higher returns on its invested capital. Accordingly, after having grown both sales and store locations (excluding Aaron Brothers) at compounded annual rates of 32% and 33%, respectively, over the past four fiscal years, Michaels has moderated its internal store growth target. During fiscal 1996, the Company currently anticipates opening only 12 to 15 new Michaels stores and five to ten new Aaron Brothers stores. The slower new store growth in fiscal 1996 will allow the Company to invest its resources to complete its POS system rollout, expand its distribution capacity and enhance its inventory management systems. The Company currently anticipates opening approximately 50 to 55 new Michaels stores during fiscal 1997 and anticipates that its internal growth rate over the long term will be approximately 12% to 15%.



    The arts, crafts and decorative items market remains highly fragmented, and the Company believes that significant growth opportunities will continue to be available to it as a result of market expansion and consolidation. While there can be no assurance that these opportunities will arise or continue, the Company presently believes that market conditions will permit it to sustain its long-term growth goal of 12% to 15% during the foreseeable future. Moreover, the Company believes that few of its existing markets are saturated. Accordingly, the Company's current expansion strategy is to give priority to adding stores in existing markets in order to enhance economies of scale associated with advertising, distribution, field supervision, and other regional expenses. The Company intends to continue to review acquisition opportunities in existing and new markets, but has no arrangements or understandings pending with respect to any acquisitions.

                                THE REFINANCING


    The offering of the Notes is part of a broader refinancing plan (the "Refinancing") designed to increase the Company's financial flexibility by diversifying its sources of capital and extending the maturities of its currently outstanding debt, thereby reducing the Company's reliance on bank debt to fund its longer term capital requirements. The sources of capital for the Refinancing include the offering of the Notes and the private placement in April 1996 of 2,000,000 shares of Common Stock for aggregate proceeds of $25 million (the "Private Placement"). The Private Placement consisted of three private transactions with three separate entities owned by independent trusts of which family members of Sam Wyly, Chairman of the Company, and Charles J. Wyly, Jr., Vice Chairman of the Company, are beneficiaries. Michaels has had negotiations with the administrative lender under the Credit Agreement to reduce the amount of the facility from a maximum of $200 million to a maximum of $100 million and to modify certain covenants. Following the Refinancing, Michaels expects to use the borrowings available under the modified Credit Agreement primarily to finance seasonal working capital requirements.

                                  THE OFFERING


Securities Offered............  $125,000,000  principal amount of   % Senior Notes due 2006
                                (the "Notes").

Maturity Date.................  , 2006.

Interest Payment Dates........  and            of  each year, commencing                  ,
                                1996.

Optional Redemption...........  The Notes are not redeemable prior to               , 2001,
                                except  that until                  , 1999, the Company may
                                redeem, at its option,  up to an  aggregate of $25  million principal  amount of the Notes  at the redemption price set
                                forth  herein,  plus  accrued  interest  to  the  date   of
                                redemption,  with the  net proceeds  of one  or more Equity
                                Offerings (as  defined herein),  if at  least $100  million aggregate  principal amount of the Notes remain outstanding
                                after each such redemption. On or after             , 2001,
                                the Notes are redeemable at  the option of the Company,  in whole  or  in  part,  at the  redemption  prices  set forth herein, plus accrued  interest to the  date of  redemption.
                                See "Description of the Notes -- Optional Redemption".

Ranking.......................  The  Notes will be unsecured obligations of the Company and will rank PARI PASSU in right of payment with all  existing and  future Senior Indebtedness (as  defined herein) of the
                                Company and senior to all existing and future  subordinated indebtedness  of the Company. The Notes will be effectively
                                subordinated   to   all   existing   and   future   secured
                                indebtedness  of the  Company and  all existing  and future indebtedness of any subsidiary of the Company. At April 28,
                                1996,  after  giving  effect   to  the  Offering  and   the
                                application  of net  proceeds thereof, the  Company and its subsidiaries would have had $231.0 million of  indebtedness outstanding,  $9.1 million of  which would have represented secured indebtedness and $96.9 million of which would  have represented  subordinated indebtedness. At  April 28, 1996,
                                subsidiaries   of   the   Company   had   no   indebtedness
                                outstanding. See "Description of the Notes -- Ranking".

Restrictive Covenants.........  The  Indenture under  which the  Notes will  be issued (the
                                "Indenture") will contain  certain covenants pertaining  to the  Company  and its  Restricted Subsidiaries  (as defined herein),  including  but  not  limited  to  covenants  with respect  to  the  following  matters:  (i)  limitations  on indebtedness; (ii) limitations on restricted payments  such as dividends, repurchases of the Company's or subsidiaries'
                                stock,   repurchases   of  subordinated   obligations,  and
                                investments;   (iii)   limitations   on   restrictions   on
                                distributions  from subsidiaries; (iv) limitations on sales of assets and of stock of subsidiaries; (v) limitations  on transactions  with affiliates;  (vi) limitations  on liens;
                                (vii)  limitations  on  sale/leaseback  transactions;   and
                                (viii) limitations on mergers, consolidations and transfers of  all or substantially all  assets. However, all of these
                                covenants  are   subject   to   a   number   of   important
                                qualifications  and  exceptions.  On  the  Issue  Date  (as defined herein), the term

                                Restricted Subsidiaries will include  all of the  Company's subsidiaries  other  than  Aaron Brothers  and  Michaels of
                                Canada, Inc.  See  "Description  of the  Notes  --  Certain
                                Covenants".

Change of Control.............  Upon  a Change of Control  (as defined herein), each holder of Notes may require the  Company to repurchase any or  all outstanding  Notes  owned by  such  holder at  101%  of the principal amount thereof, plus accrued interest to the date of repurchase. See "Description of  the Notes -- Change  of
                                Control".

Use of Proceeds...............  The Company intends to use a significant portion of the net proceeds to reduce indebtedness under the Credit Agreement, and  intends to use the balance of the net proceeds to fund a portion of  the cost  of store renovations,  the cost  of developing  new  stores  in  fiscal  1996  and  for general corporate purposes. See "Use of Proceeds".

                                  RISK FACTORS

    Prospective  purchasers  of   the  Notes  should   carefully  consider   the
information set forth under the caption "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Notes.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table sets forth certain financial and operating data of the Company and its subsidiaries and is qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes appearing elsewhere in this Prospectus.

                                                                                                                            FIRST
                                                                                 FISCAL YEAR (A)                         QUARTER (B)
                                                          -------------------------------------------------------------  -----------
                                                             1991         1992         1993         1994        1995        1995
                                                          -----------  -----------  -----------  -----------  ---------  -----------
                                                                          (DOLLARS IN MILLIONS, EXCEPT AS INDICATED)
INCOME STATEMENT DATA:
  Net sales (c).........................................   $   410.9    $   493.2    $   619.7    $   994.6   $ 1,294.9   $   265.5
  Gross profit (d)(e)...................................       136.5        169.6        215.8        349.8       358.3        93.5
  Operating income (loss) (e)(f)........................        25.6         34.3         41.4         64.0       (15.0)       15.4
  Interest expense......................................         7.0          0.3          6.4          9.1        16.8         3.3
  Net income (loss) (e)(f)..............................         6.9         20.4         26.3         35.6       (20.4)        7.6

BALANCE SHEET INFORMATION (AT END OF PERIOD):
  Working capital (g)...................................   $    74.8    $   104.5    $   181.8    $   232.4   $   229.0   $   270.1
  Inventory.............................................        89.3        118.3        206.2        375.1       366.1       407.4
  Total assets..........................................       180.9        322.1        397.8        686.0       739.8       756.0
  Total debt (h)........................................         0.2         97.9         97.8        138.1       188.7       226.2
  Shareholders' equity..................................       126.3        155.3        185.4        355.9       336.0       364.3

OTHER FINANCIAL DATA:
  EBITDA (e)(i).........................................   $    34.9    $    44.4    $    53.8    $    85.5   $    15.9   $    23.0
  Ratio of EBITDA to interest expense (e)(j)............         5.0x       168.9 x        8.4 x        9.4 x        --         6.9x
  Pro forma interest expense (k)........................                                                           21.8
  Ratio of EBITDA to pro forma interest expense
   (e)(j)...............................................                                                             --
  Depreciation and amortization.........................         9.2         10.2         12.5         21.5        30.9         7.6
  Capital expenditures (l)..............................         5.5         19.8         46.8         68.1        54.9        11.9
  Cash flow from operations (m).........................        19.0         16.8        (28.9 )      (38.3 )       9.2       (53.6)
  Ratio of earnings to fixed charges (e)(n)(o)..........        2.1x         4.7x         3.4x         3.1x          --         2.3x
  Pro forma ratio of earnings to fixed charges
   (e)(o)(p)............................................                                                             --

OPERATING DATA:
  Percentage increase in total net sales................          14 %         20 %         26 %         61 %        30%         66%
  Percentage increase (decrease) in total comparable
   store sales (q)......................................           9 %          7 %          3 %          7 %         3%          9%
  Gross profit as percent of sales (e)..................        33.2 %       34.4 %       34.8 %       35.2 %      27.7%       35.2%
  EBITDA as percent of sales (e)........................         8.5 %        9.0 %        8.7 %        8.6 %       1.2%        8.7%
  Number of stores:
    Open at beginning of period.........................         137          140          168          220         380         380
    Acquired during period (r)(s).......................           0            4            0          104           0           0
    Opened during period................................           4           24           54           61          64          15
    Closed or sold during period (t)....................           1            0            2            5           2           0
    Open at end of period...............................         140          168          220          380         442         395
  Inventory per Michaels store at end of period
   ($000s)..............................................  $      638   $      704   $      937   $      987   $     804  $    1,009


                                                             1996
                                                          -----------

INCOME STATEMENT DATA:
  Net sales (c).........................................   $   301.9
  Gross profit (d)(e)...................................        96.8
  Operating income (loss) (e)(f)........................         7.8
  Interest expense......................................         3.7
  Net income (loss) (e)(f)..............................         2.7
BALANCE SHEET INFORMATION (AT END OF PERIOD):
  Working capital (g)...................................   $   243.9
  Inventory.............................................       377.1
  Total assets..........................................       757.2
  Total debt (h)........................................       179.5
  Shareholders' equity..................................       363.9
OTHER FINANCIAL DATA:
  EBITDA (e)(i).........................................   $    16.6
  Ratio of EBITDA to interest expense (e)(j)............         4.5 x
  Pro forma interest expense (k)........................         4.9
  Ratio of EBITDA to pro forma interest expense
   (e)(j)...............................................         3.4 x
  Depreciation and amortization.........................         8.8
  Capital expenditures (l)..............................         7.8
  Cash flow from operations (m).........................         1.6
  Ratio of earnings to fixed charges (e)(n)(o)..........         1.4 x
  Pro forma ratio of earnings to fixed charges
   (e)(o)(p)............................................         1.3 x
OPERATING DATA:
  Percentage increase in total net sales................          14 %
  Percentage increase (decrease) in total comparable
   store sales (q)......................................          (1 )%
  Gross profit as percent of sales (e)..................        32.1 %
  EBITDA as percent of sales (e)........................         5.5 %
  Number of stores:
    Open at beginning of period.........................         442
    Acquired during period (r)(s).......................           0
    Opened during period................................           5
    Closed or sold during period (t)....................           1
    Open at end of period...............................         446
  Inventory per Michaels store at end of period
   ($000s)..............................................  $      816



Footnotes on next page.

- ------------------------------

(a) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1995" mean the fiscal year ended January 28, 1996. All fiscal years set forth above included 52 weeks.


(b) Thirteen week periods ended April 30, 1995 and April 28, 1996, respectively.



(c) Net sales represents gross sales less returns.



(d) Gross profit represents net sales less cost of sales and occupancy expense.



(e) Includes effect of a pre-tax charge of $64.4 million in fiscal 1995 for unusual costs and expenses primarily associated with the SKU Reduction Program, which charge reduced gross profit by $57.5 million, EBITDA and operating income by $62.4 million, and net income by $41.9 million in fiscal 1995.



(f) Includes effect of certain store closing and conversion costs of $7.1 million in fiscal 1994 relating to the acquisition of Leewards Creative Crafts, Inc., which charge reduced operating income by $7.1 million and net income by $4.4 million in fiscal 1994.



(g) Working capital represents current assets less current liabilities.



(h) Total debt includes bank debt, the Subordinated Notes (as defined herein) and capital lease obligations.



(i) EBITDA is calculated as operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income, as an indicator of the operating performance of the Company, or as an alternative to cash flow as a measure of liquidity.



(j) EBITDA was insufficient to cover interest expense in fiscal 1995. The deficiency for fiscal 1995 was $959,000. On a pro forma basis for fiscal 1995, the deficiency would have been $6.0 million.



(k) Pro forma interest expense reflects the offering of the Notes assuming the application of proceeds as described in "Use of Proceeds" as if the same had occurred on January 30, 1995 and giving effect to the net increase in interest expense resulting from the issuance of the Notes at an assumed interest rate of 10.5% from January 29, 1995. The actual interest rate on the Notes may be higher or lower than this rate. A 0.125% change in the interest rate would change pro forma interest expense by $156,250 for the year ended January 28, 1996.



(l) Capital expenditures includes acquisitions of property and equipment excluding assets acquired pursuant to acquisitions and additions to property and equipment financed via capital leases.



(m) Cash flow from operations is defined as net cash provided by (or used in) operating activities as shown in the Company's Consolidated Statements of Cash Flows.



(n) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes for such period plus fixed charges deducted in calculating income (loss) for such period. Fixed charges consist of interest incurred, amortization of deferred financing fees and an amount representing the interest factor included in rental expenses.



(o) Earnings were insufficient to cover fixed charges in fiscal 1995. The deficiency for fiscal 1995 was $34.8 million. On a pro forma basis for fiscal 1995, the deficiency would have been $39.8 million.



(p) Pro forma fixed charges reflects the offering of the Notes assuming the application of proceeds as described in the "Use of Proceeds" as if the same had occurred on January 29, 1995 and giving effect to the net increase in interest expense resulting from the issuance of the Notes at an assumed interest rate of 10.5% from January 29, 1995.



(q) New stores are generally included in the calculation of comparable store sales for the first full month following the one-year anniversary of the completion of the grand opening sales period, which is generally the thirteenth or fourteenth month after the store opening. The sales amounts for each store included in the calculation represent the sales for the same number of months for each period compared.



(r) Excludes the 68 Aaron Brothers stores acquired in 1995.



(s) Net of 19 stores acquired in fiscal 1994 that the Company closed as contemplated at the time of acquisition.



(t) Includes Michaels stores closed in fiscal 1994 due to the acquisition of a new store in the same general market area, but excludes 19 acquired stores that the Company closed as contemplated at the time of acquisition.

                      RECENT DEVELOPMENTS AND 1996 OUTLOOK

    CERTAIN STATEMENTS CONTAINED IN THIS SECTION WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, CUSTOMER DEMAND AND TRENDS IN THE ARTS, CRAFTS, AND DECORATIVE ITEMS INDUSTRY, RELATED INVENTORY RISKS DUE TO SHIFTS IN CUSTOMER DEMAND, THE EFFECT OF ECONOMIC CONDITIONS, THE IMPACT OF COMPETITORS' LOCATIONS AND PRICING, THE AVAILABILITY OF ACCEPTABLE REAL ESTATE LOCATIONS FOR NEW STORES, DIFFICULTIES WITH RESPECT TO NEW TECHNOLOGIES SUCH AS POINT-OF-SALE SYSTEMS, SUPPLY CONSTRAINTS OR DIFFICULTIES, THE RESULTS OF FINANCING EFFORTS, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AND OTHER RISKS DETAILED UNDER "RISK FACTORS" HEREIN.


NEW CHIEF EXECUTIVE OFFICER



    On April 2, 1996 the Company announced the selection of R. Michael Rouleau as Chief Executive Officer of the Company. Mr. Rouleau had most recently served as Executive Vice President of Store Operations for Lowe's Companies, Inc. since May 1992, and additionally as President of Lowe's Contractor Yard Division since February 1995. Prior to joining Lowe's, Mr. Rouleau was a co-founder and President of Office Warehouse which was sold and subsequently merged into OfficeMax. Mr. Rouleau spent over 20 years with Dayton Hudson Corporation, where he was one of the original 23 employees that started its Target Stores Division, later becoming Executive Vice President of Marketing and Distribution. Douglas
B. Sullivan, who succeeded Jack Bush as President of the Company in August 1995, will continue as President and Chief Operating Officer of the Company.



FIRST QUARTER RESULTS



    Net sales in the first quarter of fiscal 1996 (ended April 28, 1996) increased $36.3 million, or 14%, over the first quarter of fiscal 1995 (ended April 30, 1995). The results for the first quarter of fiscal 1996 included sales from 51 Michaels stores (net of 3 closures) that were opened and 68 Aaron Brothers stores that were acquired during the twelve month period ended April 28, 1996. During the first quarter, sales of the new and acquired stores accounted for an increase of $41.1 million. Comparable store sales declined one percent in the first quarter of fiscal 1996 compared to the first quarter of fiscal 1995.



    Cost of sales and occupancy expense as a percentage of net sales for the first quarter of fiscal 1996 increased by 3.1% compared to the first quarter of fiscal 1995 which management believes was due primarily to promotional markdowns of spring, Easter and wearable art merchandise and increased distribution and occupancy costs. Promotional markdowns were required largely due to overbuying of seasonal merchandise in fiscal 1995 prior to the Company's decision to slow down its store expansion program. Distribution costs as a percentage of net sales increased primarily due to less efficient utilization of shipping capacity. Management believes that transportation costs will be more effectively leveraged in the future as the Company moves a greater percentage of the Company's merchandise inventories into its regional distribution centers in order to reduce direct-to-store shipments. The increase in occupancy costs resulted from a high proportion of newer stores having a relatively low sales base available to absorb fixed occupancy costs.



    Selling, general and administrative expense as a percentage of net sales increased by 0.1% in the first quarter of fiscal 1996 compared to the first quarter of 1995.



    Cash flow from operations of $1.6 million was generated during the first quarter of fiscal 1996 compared to negative $53.6 million of cash flow from operations generated during the first quarter of fiscal 1995. This was achieved primarily through an improvement in inventory management which resulted in a reduction in total inventories of 7% and in inventories per store of 19% compared to the end of the first quarter of fiscal 1995. Indebtedness outstanding under the Credit Agreement at the end of the first quarter of fiscal 1996 was $73.5 million versus $129.0 million at the end of the first quarter of fiscal 1995, reflecting both the reduced level of inventories and the $25 million of proceeds from the Private Placement.



1996 OUTLOOK


    Management of the Company believes that the retail sales environment likely will continue to be soft through the end of fiscal 1996. This outlook is based, in part, upon historically high levels of consumer indebtedness and the number of clearance sales being conducted by other retailers. The Company expects comparable store sales growth during the first six months of fiscal 1996 to be affected adversely as a result of the current focus on improving store operations and the continuing implementation of refinements to a standardized operating format. Consequently, comparable store sales growth during the first six months of fiscal 1996 is expected to compare unfavorably to the first six months of fiscal 1995 (a period including promotional activity that contributed to a 9% comparable store sales increase). However, despite the comparable store sales decline in the first quarter of fiscal 1996 and additional comparable store sales declines which the Company expects to occur in some individual months during the remainder of the year, the Company expects to achieve comparable store sales increases for fiscal 1996 taken as a whole as the benefits from the standardization program and other initiatives are realized.



    The Company expects that operating results will continue to be negatively impacted by several factors in the second quarter of fiscal 1996. In connection with the reduction in merchandise assortment, the Company is relaying all stores with new planograms. As a result of the relaying of the stores, together with the accelerated rollout of the POS system, the Company expects to experience disruption in its stores and increased labor costs. Further, it is expected that the reduced inventory assortment in the Michaels stores will not attain optimal presentation and in-stock position until September 1996, the date by which the Company expects all of the planograms to have been reset to a chainwide format. While the favorable effects of the Company's initiatives to improve profitability may not become apparent in the Company's operating results until the second half of fiscal 1996, the Company expects cash flow from operations to be favorably affected throughout the year and to be higher in fiscal 1996 than in recent years.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE NOTES OFFERED HEREBY.


    HIGH LEVERAGE; ABILITY TO SERVICE OUTSTANDING OBLIGATIONS. The Company is, and after completion of the Offering and the application of the net proceeds thereof will continue to be, highly leveraged. At April 28, 1996, after giving effect to the Offering and the application of the net proceeds thereof, the Company's total debt (including current maturities) would have been $231.0 million, and its total common shareholders' equity would have been $363.9 million, resulting in a total capitalization of $594.9 million and total debt as a percentage of total capitalization of 38.8%. The Company's operating results have been and will continue to be affected by significant fixed charges related to its indebtedness and other obligations. The Company's fixed charges in fiscal 1995, after giving effect to the Offering and the application of the net proceeds thereof, would have exceeded its earnings in that year by $39.8 million.



    The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Company's 4 3/4%/6 3/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") and the Notes) and to pay all rental obligations under noncancellable leases will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. The Company believes that amounts available under the Credit Agreement, as reduced, together with cash from operations, will enable the Company to fund its current liquidity and capital expenditure requirements, including scheduled payments of interest on the Notes and other indebtedness of the Company and rental payments under its noncancellable operating leases. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the Credit Agreement in an amount sufficient to enable the Company to service its indebtedness and pay its rental obligations under noncancellable leases, including the Notes, or make anticipated capital expenditures. As the Company's Subordinated Notes mature prior to the maturity of the Notes, the Company will be required to retire or refinance that indebtedness before repaying the Notes. Similarly, the Company may need to refinance all or a portion of the principal of the Notes or other indebtedness (including the Subordinated Notes) on or prior to maturity of the Notes, and there can be no assurance that the Company will be able to effect any such refinancings on commercially reasonable terms or at all. See "Management's
Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


    The Credit Agreement contains significant financial and operating covenants, including, among other things, requirements that the Company maintain certain financial ratios and restrictions on the ability of the Company to incur indebtedness, to make capital expenditures, to create or permit liens, to pay dividends or to take certain other corporate actions. A breach of one or more of certain covenants under the Credit Agreement could result in acceleration of the Company's payment obligations thereunder.

    Any or  all of  the  restrictions, limitations  or contingencies  under  the
Credit Agreement, the Notes, and the Subordinated Notes, as well as the Company's leverage, could adversely affect the Company's ability to obtain additional financing in the future, to make capital expenditures, to effect store expansions, to make acquisitions, to take advantage of business opportunities that may arise, and to withstand adverse general economic and retailing industry conditions and increased competitive pressures. Retail suppliers monitor carefully the financial performance of retail companies such as the Company, and may eliminate favorable payment terms quickly upon learning of actual or perceived deterioration in the financial condition or results of operation of a retail company.

    SKU REDUCTION PROGRAM; OPERATING LOSS. During fiscal 1995, the Company implemented the SKU Reduction Program and incurred approximately $64.4 million of unusual costs and expenses primarily related thereto, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General". While the SKU Reduction Program was designed to reduce the amount of capital invested in inventory without impairing the stores' overall broad assortment of merchandise, there can be no assurance that the SKU reduction and the relaying of the stores' planograms will not adversely affect customer demand. Moreover, there can be no assurance that the lower capital investment and higher returns expected to be achieved from the SKU Reduction Program will be attained in fiscal 1996 or thereafter. There can be no assurance that the Company will not further review its merchandise assortment and incur further charges related thereto.

    BUSINESS FACTORS; ECONOMIC AND COMPETITIVE CONDITIONS. The Company's operations may be affected adversely by general economic conditions and events which result in reduced customer spending in the arts and crafts market generally and the geographic markets served by its stores. In 1995, sales throughout the retail industry were generally soft and did not meet sales and profit expectations. The retailing industry is and will continue to be intensely competitive. The Company will face increasing competition not only with other retailers of craft items and related merchandise and mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts, crafts, picture framing and seasonal products, but also with numerous other types of specialty craft formats, including specialty stores, general merchandise stores, off-price and discount stores, as well as small family operated businesses. The Company could also face significant competition in attaining acceptable real estate locations for new stores, adequate supplies of product, and acquisitions of other stores. The Company believes that many mass merchandisers may have substantially greater financial resources than the Company. See "Business -- Competition".

    SEASONAL FLUCTUATIONS. The Company's quarterly results of operations may fluctuate significantly as the result of retail consumers' purchasing patterns, and, to a lesser extent, the timing of the opening of, and the amount of net sales contributed by, new stores and the timing of costs associated with the selection, leasing, construction and opening of new stores, as well as seasonal factors, product introductions and changes in product mix. The Company's business is seasonal, with sales and earnings being relatively lower during the first and second fiscal quarters than in the third and fourth fiscal quarters, with the highest quarter in terms of sales and profitability being the fourth quarter. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 37% of the Company's sales and (excluding 1995) approximately 55% of its operating income. In addition, excluding the effects of new store openings, the Company's inventories and related short-term financing needs have been seasonal, with the greatest requirements occurring during its second and third fiscal quarters. The Company's operating results may also be affected by changes in economic conditions in the markets where its stores are located, as well as by weather and other natural conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


    IMPLEMENTATION/INTEGRATION OF MANAGEMENT INFORMATION SYSTEMS. Michaels is in the process of implementing a new POS system which management believes will assist the Company in tracking its sales and margins more effectively. As of May 22, 1996, the POS system was operating in more than 280 Michaels stores and is expected to be implemented in substantially all stores by the end of July 1996. The Company will then be able to capture item-level sales information in all of its stores. The Company's future success may be dependent to a significant degree upon the implementation, accuracy and proper utilization of the POS system and its other management information systems. For example, the Company's ability to manage its inventories, and to price its products appropriately, depends upon the quality and utilization of the information generated by its management information systems. The failure of the Company's management information systems to adapt to business needs resulting from, among other things, expansion of its store base, introduction of new products and the further development of its various businesses, could have a material adverse effect on the Company. See "Business -- Purchasing, Distribution and Inventory Management" and "-- Investment in Information Technology".



    LITIGATION. The Company and certain of its directors and officers are defendants in an action filed by certain security holders of the Company seeking class action status and alleging that misstatements and omissions by defendants relating to projected and historical operating results, inventory (including matters related to the pre-tax charge of $64.4 million in fiscal 1995 for unusual costs and expenses primarily associated with the SKU Reduction Program) and other matters involving future plans, resulted in an inflation of the price of the Company's Common Stock. The Company is also a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies, including the security holder litigation and other litigation described under "Business - Legal Proceedings", would not have a material adverse impact on the Company's financial statements. However, there can be no assurance that future costs would not be material to results of operations of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as events evolve and additional information becomes available during the course of litigation. See "Business -- Legal Proceedings".

    UNRESTRICTED SUBSIDIARIES. The Company has designated Aaron Brothers and Michaels of Canada, Inc. as Unrestricted Subsidiaries (as defined herein). As such, the Company will be subject to various restrictions limiting its investments in those subsidiaries. Moreover, the Company will not be restricted from selling or transferring those subsidiaries or their assets and will not be required to apply the proceeds from those transactions to the Notes. Similarly, the Company will be permitted, but will have no obligation, to distribute the capital stock of Aaron Brothers to the Company's stockholders. See "Description of the Notes".


    CHINA TRADE RELATIONS. A significant portion of the Company's store inventory is manufactured in the People's Republic of China (the "PRC"). The PRC's exports to the U.S., which include silk floral products, have, since 1980, received the same preferential tariff treatment accorded goods from countries granted "most favored nation" status. However, preferential tariff treatment for countries with nonmarket economies, including the PRC, is granted one year at a time, and such treatment is renewed only upon the President's recommendation to Congress. Congress may override the President's recommendation with a joint resolution to bar the extension of preferential treatment. The annual renewal of the PRC's most favored nation treatment has been a contentious political issue for several years. The current renewal extends through June 1996 and President Clinton has recommended that it be extended through June 1997. As a result of continued political pressures, prospects for renewal of the PRC's preferential treatment after June 1996 are uncertain. Were the PRC to lose most favored nation treatment, the import duty on goods manufactured in the PRC and entering the U.S. would increase dramatically. According to U.S. Commerce Department statistics, currently about three-quarters of the artificial floral products imported in the U.S. come from the PRC.


    Additionally, U.S. international trade law directs the U.S. Trade Representative ("USTR") to designate those countries that deny adequate and effective intellectual property rights or fair and equitable market access to U.S. firms that rely on intellectual property. From the countries designated, the USTR is to identify as "priority" those foreign countries where the lack of intellectual property rights protection is most egregious and has the greatest adverse impact on U.S. firms. The PRC was recently identified as the only such priority foreign country. The USTR has investigated and/or held discussions and negotiations with the PRC repeatedly over the past several years regarding the PRC's trade practices, including the PRC's failure to provide agreed upon protection of U.S. intellectual property rights. The USTR is authorized to take retaliatory action, including the imposition of retaliatory tariffs and import restraints on goods from priority foreign countries, if such countries do not respond to USTR investigations by entering into good faith negotiations or by evidencing significant progress in protecting intellectual property rights.

    The Company cannot predict the likelihood, potential magnitude or effect of trade retaliation that might arise from the ongoing discussions and negotiations or result from similar investigations in the future. Trade retaliation in the form of increased tariffs or quotas, or both, against products that are manufactured in the PRC and sold by the Company now or in the future could increase the cost of such products to the Company. In the event of a substantial increase in tariff rates on imported products purchased by the Company, the Company has not determined in advance what action, if any, it will take. There can be no assurance that any actions the Company may take would allow the Company to prevent its results of operations from being affected adversely.


    CHANGE OF CONTROL. The terms of the Notes require the Company, in the event of a change of control, to make an offer to repurchase the Notes at 101% of the principal amount thereof, plus accrued interest to the date of repurchase. The terms of the Company's Subordinated Notes have a similar requirement. Certain events constituting a change of control may be an event of default under the Credit Agreement or other indebtedness of the Company that may be incurred in the future. Moreover, the exercise by the holders of the Notes or the Subordinated Notes of their right to require the Company to repurchase the Notes or

Subordinated Notes may cause a default under the Credit Agreement or other indebtedness of the Company, even if the change of control does not. Finally, there can be no assurance that the Company will have the financial resources necessary to repurchase the Notes and the Subordinated Notes upon a change of control.


    LACK OF PUBLIC MARKET FOR THE NOTES. There is no existing trading market for the Notes, and there can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes or the price at which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated to do so, however, and any market-making with respect to the Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Notes or that an active market for the Notes will develop. The Company does not intend to apply for listing or quotation of the Notes on any securities exchange or stock market.


    Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the Notes.


                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering are estimated to be approximately $121.5 million (the "Net Proceeds"). The Company intends to use a significant portion of the Net Proceeds to reduce the indebtedness under the Credit Agreement, and intends to use the balance of the Net Proceeds to fund a portion of the cost of store renovations, the cost of developing new stores in fiscal 1996 and for general corporate purposes. Pending the use of such proceeds for the above purposes, the Company intends to invest such proceeds in investment-grade, interest-bearing instruments or in investment companies that invest principally in such investments. The Company's outstanding revolving bank debt at May 23, 1995 was $109.8 million with a current interest rate of 7.06%. The Company's Credit Agreement expires in June 1998. The Company's bank debt is with a syndicate of banks that includes NationsBank of Texas, N.A., which acts as administrative lender for the banks thereunder. See "Underwriting".

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of April 28, 1996, and as adjusted for the sale of the Notes being offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and the financial statements and related notes appearing elsewhere in this Prospectus.



                                                                                            AS OF APRIL 28, 1996
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Cash and equivalents.....................................................................  $    7,910   $  55,925
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Debt:
  Credit Agreement (a)...................................................................  $   73,500      --
    % Senior Notes due 2006..............................................................      --       $ 125,000
  Subordinated Notes due 2003 (b)........................................................      96,940      96,940
  Capitalized lease obligations (c)......................................................       9,059       9,059
                                                                                           ----------  -----------
    Total debt...........................................................................     179,499     230,999
                                                                                           ----------  -----------
Shareholders' equity:
  Common Stock...........................................................................       2,351       2,351
  Additional paid-in capital.............................................................     268,136     268,136
  Retained earnings......................................................................      93,417      93,417
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................     363,904     363,904
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  543,403   $ 594,903
                                                                                           ----------  -----------
                                                                                           ----------  -----------


- ------------------------------

(a) The Credit Agreement provides for revolving loans and letters of credit in a principal amount not to exceed the lesser of $200 million or 50% of eligible inventories. Amounts outstanding under the Credit Agreement bear interest at a Eurodollar rate plus 150 basis points (7.03% at April 28, 1996). The Credit Agreement expires in June 1998.



(b) The Subordinated Notes due 2003 have an effective interest rate of 6.38%. The Subordinated Notes are redeemable at the option of the Company at redemption price ranges beginning at 104.14% and declining to 100.00%. The Subordinated Notes are convertible into the Company's Common Stock at any time, at a conversion price of $38 per share.



(c) Capitalized lease obligations are primarily related to the Company's financing of the new POS system for its stores. The implicit interest rate under the lease is approximately 8%. The Company expects its capitalized lease obligations to increase to $25 million by July 1996 as the Company completes its chainwide POS system roll-out.

                     SELECTED FINANCIAL AND OPERATING DATA


    The selected financial data presented below for the five fiscal years ended January 28, 1996 are derived from the consolidated financial statements of the Company which were audited by Ernst & Young LLP, independent auditors. The financial data for the three month periods ended April 28, 1996 and April 30, 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and the related notes appearing elsewhere in this Prospectus.


                                                                                                                            FIRST
                                                                                 FISCAL YEAR (A)                         QUARTER (B)
                                                          -------------------------------------------------------------  -----------
                                                             1991         1992         1993         1994        1995        1995
                                                          -----------  -----------  -----------  -----------  ---------  -----------
                                                                          (DOLLARS IN MILLIONS, EXCEPT AS INDICATED)
INCOME STATEMENT DATA:
  Net sales (c).........................................   $   410.9    $   493.2    $   619.7    $   994.6   $ 1,294.9   $   265.5
  Gross profit (d)(e)...................................       136.5        169.6        215.8        349.8       358.3        93.5
  Operating income (loss) (e)(f)........................        25.6         34.3         41.4         64.0       (15.0)       15.4
  Interest expense......................................         7.0          0.3          6.4          9.1        16.8         3.3
  Net income (loss) (e)(f)..............................         6.9         20.4         26.3         35.6       (20.4)        7.6

BALANCE SHEET INFORMATION (AT END OF PERIOD):
  Working capital (g)...................................   $    74.8    $   104.5    $   181.8    $   232.4   $   229.0   $   270.1
  Inventory.............................................        89.3        118.3        206.2        375.1       366.1       407.4
  Total assets..........................................       180.9        322.1        397.8        686.0       739.8       756.0
  Total debt (h)........................................         0.2         97.9         97.8        138.1       188.7       226.2
  Shareholders' equity..................................       126.3        155.3        185.4        355.9       336.0       364.3

OTHER FINANCIAL DATA:
  EBITDA (e)(i).........................................   $    34.9    $    44.4    $    53.8    $    85.5   $    15.9   $    23.0
  Ratio of EBITDA to interest expense (e)(j)............         5.0x       168.9 x        8.4 x        9.4 x        --         6.9x
  Pro forma interest expense (k)........................                                                           21.8
  Ratio of EBITDA to pro forma interest expense
   (e)(j)...............................................                                                             --
  Depreciation and amortization.........................         9.2         10.2         12.5         21.5        30.9         7.6
  Capital expenditures (l)..............................         5.5         19.8         46.8         68.1        54.9        11.9
  Cash flow from operations (m).........................        19.0         16.8        (28.9 )      (38.3 )       9.2       (53.6)
  Ratio of earnings to fixed charges (e)(n)(o)..........        2.1x         4.7x         3.4x         3.1x          --         2.3x
  Pro forma ratio of earnings to fixed charges
   (e)(o)(p)............................................                                                             --

OPERATING DATA:
  Percentage increase in total net sales................          14 %         20 %         26 %         61 %        30%         66%
  Percentage increase (decrease) in total comparable
   store sales (q)......................................           9 %          7 %          3 %          7 %         3%          9%
  Gross profit as percent of sales (e)..................        33.2 %       34.4 %       34.8 %       35.2 %      27.7%       35.2%
  EBITDA as percent of sales (e)........................         8.5 %        9.0 %        8.7 %        8.6 %       1.2%        8.7%
  Number of stores:
    Open at beginning of period.........................         137          140          168          220         380         380
    Acquired during period (r)(s).......................           0            4            0          104           0           0
    Opened during period................................           4           24           54           61          64          15
    Closed or sold during period (t)....................           1            0            2            5           2           0
    Open at end of period...............................         140          168          220          380         442         395
  Inventory per Michaels store at end of period
   ($000s)..............................................  $      638   $      704   $      937   $      987   $     804  $    1,009


                                                             1996
                                                          -----------

INCOME STATEMENT DATA:
  Net sales (c).........................................   $   301.9
  Gross profit (d)(e)...................................        96.8
  Operating income (loss) (e)(f)........................         7.8
  Interest expense......................................         3.7
  Net income (loss) (e)(f)..............................         2.7
BALANCE SHEET INFORMATION (AT END OF PERIOD):
  Working capital (g)...................................   $   243.9
  Inventory.............................................       377.1
  Total assets..........................................       757.2
  Total debt (h)........................................       179.5
  Shareholders' equity..................................       363.9
OTHER FINANCIAL DATA:
  EBITDA (e)(i).........................................   $    16.6
  Ratio of EBITDA to interest expense (e)(j)............         4.5 x
  Pro forma interest expense (k)........................         4.9
  Ratio of EBITDA to pro forma interest expense
   (e)(j)...............................................         3.4 x
  Depreciation and amortization.........................         8.8
  Capital expenditures (l)..............................         7.8
  Cash flow from operations (m).........................         1.6
  Ratio of earnings to fixed charges (e)(n)(o)..........         1.4 x
  Pro forma ratio of earnings to fixed charges
   (e)(o)(p)............................................         1.3 x
OPERATING DATA:
  Percentage increase in total net sales................          14 %
  Percentage increase (decrease) in total comparable
   store sales (q)......................................          (1 )%
  Gross profit as percent of sales (e)..................        32.1 %
  EBITDA as percent of sales (e)........................         5.5 %
  Number of stores:
    Open at beginning of period.........................         442
    Acquired during period (r)(s).......................           0
    Opened during period................................           5
    Closed or sold during period (t)....................           1
    Open at end of period...............................         446
  Inventory per Michaels store at end of period
   ($000s)..............................................  $      816



Footnotes on next page.

- ------------------------

(a) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1995" mean the fiscal year ended January 28, 1996. All fiscal years set forth above included 52 weeks.


(b) Thirteen week periods ended April 30, 1995 and April 28, 1996, respectively.



(c) Net sales represents gross sales less returns.



(d) Gross profit represents net sales less cost of sales and occupancy expense.



(e) Includes effect of a pre-tax charge of $64.4 million in fiscal 1995 for unusual costs and expenses primarily associated with the SKU Reduction Program, which charge reduced gross profit by $57.5 million, EBITDA and operating income by $62.4 million, and net income by $41.9 million in fiscal 1995.



(f) Includes effect of certain store closing and conversion costs of $7.1 million in fiscal 1994 relating to the acquisition of Leewards Creative Crafts, Inc., which charge reduced operating income by $7.1 million and net income by $4.4 million in fiscal 1994.



(g) Working capital represents current assets less current liabilities.



(h) Total debt includes bank debt, the Subordinated Notes (as defined herein) and capital lease obligations.



(i) EBITDA is calculated as operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income, as an indicator of the operating performance of the Company, or as an alternative to cash flow as a measure of liquidity.



(j) EBITDA was insufficient to cover interest expense in fiscal 1995. The deficiency for fiscal 1995 was $959,000. On a pro forma basis for fiscal 1995, the deficiency would have been $6.0 million.



(k) Pro forma interest expense reflects the offering of the Notes assuming the application of proceeds as described in "Use of Proceeds" as if the same had occurred on January 30, 1995 and giving effect to the net increase in interest expense resulting from the issuance of the Notes at an assumed interest rate of 10.5% from January 29, 1995. The actual interest rate on the Notes may be higher or lower than this rate. A 0.125% change in the interest rate would change pro forma interest expense by $156,250 for the year ended January 28, 1996.



(l) Capital expenditures includes acquisitions of property and equipment excluding assets acquired pursuant to acquisitions and additions to property and equipment financed via capital leases.



(m) Cash flow from operations is defined as net cash provided by (or used in) operating activities as shown in the Company's Consolidated Statements of Cash Flows.



(n) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes for such period plus fixed charges deducted in calculating income (loss) for such period. Fixed charges consist of interest incurred, amortization of deferred financing fees and an amount representing the interest factor included in rental expenses.



(o) Earnings were insufficient to cover fixed charges in fiscal 1995. The deficiency for fiscal 1995 was $34.8 million. On a pro forma basis for fiscal 1995, the deficiency would have been $39.8 million.



(p) Pro forma fixed charges reflects the offering of the Notes assuming the application of proceeds as described in the "Use of Proceeds" as if the same had occurred on January 29, 1995 and giving effect to the net increase in interest expense resulting from the issuance of the Notes at an assumed interest rate of 10.5% from January 29, 1995.



(q) New stores are generally included in the calculation of comparable store sales for the first full month following the one-year anniversary of the completion of the grand opening sales period, which is generally the thirteenth or fourteenth month after the store opening. The sales amounts for each store included in the calculation represent the sales for the same number of months for each period compared.



(r) Excludes the 68 Aaron Brothers stores acquired in 1995.



(s) Net of 19 stores acquired in fiscal 1994 that the Company closed as contemplated at the time of acquisition.



(t) Includes Michaels stores closed in fiscal 1994 due to the acquisition of a new store in the same general market area, but excludes 19 acquired stores that the Company closed as contemplated at the time of acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    CERTAIN STATEMENTS CONTAINED HEREIN AND ELSEWHERE IN THIS PROSPECTUS WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, CUSTOMER DEMAND AND TRENDS IN THE ARTS, CRAFTS AND DECORATIVE ITEMS INDUSTRY, RELATED INVENTORY RISKS DUE TO SHIFTS IN CUSTOMER DEMAND, THE EFFECT OF ECONOMIC CONDITIONS, THE IMPACT OF COMPETITORS' LOCATIONS AND PRICING, THE AVAILABILITY OF ACCEPTABLE REAL ESTATE LOCATIONS FOR NEW STORES, DIFFICULTIES WITH RESPECT TO NEW TECHNOLOGIES SUCH AS POINT-OF-SALE SYSTEMS, SUPPLY CONSTRAINTS OR DIFFICULTIES, THE RESULTS OF FINANCING EFFORTS, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AND OTHER RISKS DETAILED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


GENERAL


    The financial results of the Company in recent years have been significantly affected by the rapid expansion of the Company through both new store openings and acquisitions. In fiscal 1993, 1994 and 1995, the Company added 54, 184 and 64 stores, respectively, before considering store closures of 2, 24 and 2, respectively. During these periods, the Company obtained a substantial portion of its sales increases from stores added during, or subsequent to, the prior comparable period and thus not yet included in comparable store sales comparisons. During these periods, sales from these newer stores accounted for approximately 88%, 93% and 96%, respectively, of aggregate sales increases. The Company anticipates that future growth will be more moderate than in the past as it continues to focus on return on investment, inventory control, productivity enhancements and improved cash flow. The Company intends to add approximately 12 to 15 Michaels stores and five to ten Aaron Brothers stores in fiscal 1996, of which five Michaels stores have been opened as of April 28, 1996.



    In fiscal  1994,  the Company  added  184 Michaels  stores  in part  due  to acquisitions. In February 1994, the Company acquired Treasure House Stores, Inc., a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of the Company's Common Stock. In April 1994, the Company acquired the affiliated arts and crafts stores of Oregon Craft & Floral Supply Co., with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral Supply Co., with eight stores located in southern California, for a total of 455,000 shares of the Company's Common Stock. In July 1994, Michaels acquired Leewards Creative Crafts, Inc. ("Leewards"), an Illinois based arts and crafts retailer which operated 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of approximately $7.9 million in cash and 1,195,140 shares of the Company's Common Stock. Upon consummation of the acquisition of Leewards, the Company also repaid approximately $39.6 million of Leewards' indebtedness. Nineteen of these acquired stores were closed and all remaining stores were converted to the Michaels format.



    In March 1995, the Company acquired Aaron Brothers, which currently operates a chain of 68 specialty framing and art supply stores located primarily in California. The acquisition consideration of $25.0 million consisted of $5.3 million in cash and the assumption of $19.7 million in bank debt. Shortly after consummation of the acquisition, the Company repaid Aaron Brothers' bank debt.


    Having achieved its objective of becoming the largest retailer in the arts, crafts and decorative items industry, the Company recognized that it had the critical mass to achieve improved operating efficiencies resulting in higher returns on its invested capital. Toward that end, on August 23, 1995, the Company announced a shift in its focus from sales growth towards realizing higher returns on its invested capital. During the second quarter of fiscal 1995, the Company's management conducted a critical analysis of the composition of the Company's merchandise assortment and the velocity of turnover of individual SKUs and vendor lines included in each category of merchandise. The Company then implemented the SKU Reduction Program which was designed to reduce the amount of the Company's capital allocated to store inventories by approximately 5% on a per-store basis by year-end 1995 compared to year-end 1994. The SKU Reduction Program was implemented by setting new levels of the appropriate number of SKUs to be included in the various merchandise categories and by eliminating slower turning and less profitable product lines without impairing the stores' overall broad selection of more popular merchandise.

    In connection with promotional activity during the second quarter of fiscal 1995, the Company had begun to identify SKUs to be included in clearance sales in June and July 1995. Concurrently with the analysis which led to the SKU Reduction Program, the Company also identified additional SKUs, including various seasonal SKUs, for clearance or elimination. The Company identified a total of approximately 7,500 SKUs for elimination in the SKU Reduction Program. Substantially all of the inventory identified for liquidation has been sold. As a result of the SKU Reduction Program, the Company now offers an assortment of approximately 44,000 SKUs in the typical Michaels store during the course of a year (including seasonal product), of which approximately 31,000 SKUs are planogrammed SKUs offered at all times. Moreover, the Company's inventory per Michaels stores at the end of fiscal 1995 was approximately $804,000 per store, which represents a 19% decrease versus the end of fiscal 1994.

    The SKU Reduction Program resulted in the Company incurring approximately $64.4 million of unusual costs and expenses for the fiscal quarter ended July 30, 1995, which primarily included costs for inventory liquidated during the quarter as well as anticipated costs of inventory liquidations during the balance of fiscal 1995. The Company believes that operating at lower inventory levels as a result of the SKU Reduction Program will result in an increase in inventory turns, providing improved cash flow and higher returns on invested capital. Management believes that this improved cash flow, combined with lower inventory financing requirements will also result in the strengthening of the Company's balance sheet.

RESULTS OF OPERATIONS

    The following table shows the percentage of net sales that each item in the Consolidated Statements of Operations represents. This table should be read in conjunction with the following discussion and with the Company's Consolidated Financial Statements, including the related notes.

                                                                                                     FISCAL YEAR
                                                                                           -------------------------------
                                                                                             1993       1994       1995
                                                                                           ---------  ---------  ---------
Net sales................................................................................      100.0%     100.0%     100.0%
Cost of sales and occupancy expense......................................................       65.2       64.9       72.3
                                                                                           ---------  ---------  ---------
Gross profit.............................................................................       34.8       35.1       27.7
Selling, general and administrative expense..............................................       28.1       28.0       28.9
Store closing and conversion costs.......................................................        0.0        0.7        0.0
                                                                                           ---------  ---------  ---------
Operating income (loss)..................................................................        6.7        6.4       (1.2)
Interest expense.........................................................................        1.0        0.9        1.3
Other expense (income), net..............................................................       (1.2)      (0.2)       0.2
                                                                                           ---------  ---------  ---------
Income (loss) before income taxes........................................................        6.9        5.7       (2.7)
Provision (benefit) for income taxes.....................................................        2.7        2.1       (1.1)
                                                                                           ---------  ---------  ---------
Net income (loss)........................................................................        4.2%       3.6%      (1.6)%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    In the discussion below, all percentages given for expense items (excluding taxes) are calculated as a percentage of net sales for the applicable year.

FOR FISCAL 1995 COMPARED TO FISCAL 1994


    Net sales in fiscal 1995 (ended January 28, 1996) increased $300.3 million, or 30%, over fiscal 1994 (ended January 29, 1995). The results for fiscal 1995 included sales from 62 Michaels stores (net of 2 closures) that were opened during the year. During fiscal 1995, sales of the newer stores accounted for $287.3 million of the increase. Comparable store sales increased three percent in fiscal 1995 compared to the prior year.


    Cost of sales and occupancy expense for fiscal 1995 increased by 7.4% compared to fiscal 1994 due primarily to reduced margin on merchandise associated with the SKU Reduction Program. Other contributing factors included the Company's aggressive promotional strategy during the Christmas holiday sales period and an increase in occupancy expense as a percentage of sales. Occupancy expense increased primarily due to the inclusion of the results of operations of the Aaron Brothers stores, which had higher occupancy expense as a percentage of sales than the typical Michaels store, and to the impact of fixed occupancy expense in certain of the Company's more mature stores that encountered sales declines.

    Selling, general and administrative expense increased by 0.9% in fiscal 1995 from fiscal 1994. A significant portion of the increase can be attributed to the one-time charge taken in the second quarter of fiscal 1995 ($4.9 million, or 0.4% of sales) to cover certain retirement costs of the Company's former President and Chief Operating Officer and costs related to the SKU Reduction Program. The balance of the increase was primarily due to increased store depreciation due to the Company's continued investment in its new POS system.

    Interest expense for fiscal 1995 was $16.8 million compared to $9.1 million in fiscal 1994. The increase was due to higher bank borrowings to acquire Aaron Brothers and to finance new stores, investment in POS equipment, and seasonal inventory growth.

    Other expense was $3.0 million in fiscal 1995 compared to other income of $2.2 million in fiscal 1994. The net expense in fiscal 1995 was due principally to investment losses sustained as the Company liquidated its remaining investment portfolio, compared to net investment income earned in the prior year.

    The effective tax rate changed to a 41.4% benefit rate in fiscal 1995 from a 37.6% provision rate in fiscal 1994 due principally to the interrelated effects in 1995 of increased goodwill amortization and the level of the Company's pre-tax loss.

FOR FISCAL 1994 COMPARED TO FISCAL 1993


    Net sales in fiscal 1994 increased $374.9 million, or 60%, over fiscal 1993 (ended January 30, 1994). The results for fiscal 1994 included sales from 160 Michaels stores (net of 24 closures) that were opened or acquired during the year. During fiscal 1994, sales of the newer stores accounted for $348.6 million of the increase. Comparable store sales increased seven percent in fiscal 1994 compared to the prior year.


    Cost of sales and occupancy expense for fiscal 1994 decreased by 0.3% compared to fiscal 1993 due primarily to increases in sales of higher margin custom framing and floral services, an improvement in the gross margin achieved on seasonal merchandise sales and greater margin contributions from new and acquired stores, due principally to new store volume discounts from vendors. This improvement in gross margin was partially offset by an increase in occupancy expenses driven by the Company's shift to new stores with higher average selling square footage than existing stores, coupled with the Company's expansion into states with higher occupancy costs such as New York, Massachusetts and Connecticut.

    Selling, general and administrative expense decreased by 0.1% in fiscal 1994 from fiscal 1993. The decrease was due primarily to continued leveraging of the Company's general and administrative expenditures over a larger revenue base.

    Interest expense for fiscal 1994 was $9.1 million compared to $6.4 million in fiscal 1993. The increase was due to higher bank borrowings coupled with higher interest rates than in 1993.


    Other income (net of expense) was $2.2 million in fiscal 1994 compared to $7.7 million in fiscal 1993. This decrease from fiscal 1993 was due to a decline in the Company's average investment portfolio, which was used to fund the store expansion program.


    The effective tax rate was reduced to 37.6% in fiscal 1994 from a 38.4% in fiscal 1993 primarily due to the Company's participation in tax advantaged programs, partially offset by increases in non-deductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital needs are driven primarily by the seasonal build in inventory to support higher sales in the third and fourth quarters, and to a lesser extent to fund the Company's growth in new stores and systems improvements. Net cash provided by operating activities for fiscal 1995 was $9.2 million as compared to net cash used by operating activities of $38.3 million for fiscal 1994. Net cash provided by operating activities during fiscal 1995 increased primarily due to the SKU Reduction Program. Proceeds from the SKU Reduction Program were used to pay down bank debt.

    Capital expenditures (excluding acquisitions) during fiscal 1995 were $54.9 million, incurred primarily for the opening of 64 new Michaels stores and the remodeling, relocation or expansion of approximately 27 existing Michaels stores, and to a lesser extent the opening of a new distribution facility and certain computer system enhancements.


    The Company plans to spend approximately $60 million to $65 million on capital expenditures during fiscal 1996. The Company plans to add only 12 to 15 Michaels stores, at a cost of approximately $300,000 to $400,000 per store, and five to ten Aaron Brothers stores, at a cost of approximately $135,000 per store. These costs include furniture, fixtures, and equipment. In addition, the initial inventory investment associated with the typical new Michaels store ranges from approximately $450,000 to $650,000 depending on the store size, operating format and time of year opened. The inventory invested in the typical new Aaron Brothers store ranges from $120,000 to $135,000. The initial inventory investment in new Michaels stores is offset, in part, by extended vendor terms and allowances. The Company expects that capital expenditures related to new store openings will be approximately $6 million in fiscal 1996. In addition to new store opening costs and expenses, the Company expects to spend an additional $28 million to $30 million on POS and merchandising systems, approximately $12 million on store relocations and remodeling, $7 million on the relocation of the Company's Texas distribution center, and $7 million to $10 million on the relocation of the Company's corporate offices and various other projects.



    The Company's new POS system, which has been installed in more than 280 Michaels stores as of May 22, 1996 and which the Company believes will be in place in substantially all Michaels stores by the end of July 1996, is being financed primarily through a $25 million capital lease program with IBM Credit Corporation at an interest rate of approximately 8%.


    At January 28, 1996, the Company had working capital of $229.0 million, compared to $232.4 million at January 29, 1995. The Company's Credit Agreement presently provides for an unsecured line of credit, and the issuance of letters of credit, in an aggregate amount not to exceed $200 million. As of January 28, 1996 the Company had $95.7 million in available unused borrowing capacity under the Credit Agreement. In April 1996, the Company completed the Private Placement resulting in proceeds to the Company of $25 million. The Company used these proceeds to further reduce its borrowings under the Credit Agreement.


    The Company has had negotiations with the administrative lender under the Credit Agreement to reduce the amount of the facility from a maximum of $200 million to a maximum of $100 million and to modify certain covenants. The Company expects that after the modification, the Credit Agreement will be used primarily to finance seasonal working capital requirements.


    Michaels believes that its available cash, funds generated by operations, the proceeds from the Offering, the IBM Credit Corporation capital lease financing and funds available under the Credit Agreement should be sufficient to finance its continuing operations and sustain current growth plans. The Company believes that it can finance an annual store expansion of 12% to 15% (on a store square footage basis) from internally generated cash flow.

SEASONALITY AND INFLATION


    The Company's business is seasonal in nature with higher sales in the third and fourth fiscal quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 37% of the Company's sales and (excluding fiscal 1995) approximately 55% of its operating income.

    The following table sets forth selected unaudited quarterly operating results for the Company's nine most recent quarterly periods.



                                                                   FIRST       SECOND      THIRD       FOURTH
                                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                                 ----------  ----------  ----------  ----------
                                                                                 (IN THOUSANDS)
FISCAL 1994:
  Net sales....................................................  $  159,798  $  174,204  $  283,069  $  377,492
  Cost of sales and occupancy expense..........................     103,511     111,237     187,566     242,423
  Operating income (a).........................................       9,071       3,076      14,827      37,062
  Net income (a)...............................................       4,967         713       7,813      22,154

FISCAL 1995:
  Net sales....................................................  $  265,547  $  259,910  $  312,696  $  456,733
  Cost of sales and occupancy expense..........................     172,043     230,133     208,736     325,625
  Operating income (loss) (b)..................................      15,420     (54,973)     12,921      11,586
  Net income (loss) (b)........................................       7,557     (33,124)      3,006       2,144

FISCAL 1996:
  Net sales....................................................  $  301,875
  Cost of sales and occupancy expense..........................     205,067
  Operating income.............................................       7,838
  Net income...................................................       2,725


- ------------------------------

(a) After certain store closing and conversion costs of $7.1 million, which charge reduced operating income by $7.1 million and net income by $4.4 million in the second quarter of fiscal 1994.



(b) Includes effect of a pre-tax charge of $64.4 million for unusual costs and expenses primarily associated with the SKU Reduction Program, which charge reduced operating income by $62.4 million and net income by $41.9 million in the second quarter of fiscal 1995.


    Management considers the effect of inflation on fiscal 1995 results and its projected effect on fiscal 1996 financial results to be nominal.

                                    BUSINESS

GENERAL


    With approximately $1.3 billion in sales, the Company is the nation's largest retailer dedicated to serving the arts, crafts and decorative items marketplace. The Company's Michaels stores offer a wide selection of competitively priced items, including general crafts, home decor items, picture framing materials and services, art and hobby supplies, party supplies, silk and dried flowers, wearable art, needlecrafts, ribbon and seasonal and holiday merchandise. The Company's primary customers in its stores are women aged 25-54 with above average median household incomes, and the Company believes that repeat customers account for a substantial portion of its sales. The average sale in the Company's Michaels stores has increased annually from approximately $12.00 in fiscal 1991 to $14.44 in fiscal 1995, due in part to increased sales of custom framing, custom floral arrangements and home decor items.


    In March 1995, the Company acquired Aaron Brothers, a chain of specialty framing and art supply stores operating primarily in California that management believes both complements the Michaels store concept and further strengthens the Company's position in Southern California. The Company's Aaron Brothers stores offer professional custom framing services, photo frames, and a full line of ready made frames as well as a wide selection of art supplies. During fiscal 1995, Aaron Brothers generated sales of $53.9 million. The average sale in the Company's Aaron Brothers stores is approximately $23.94.


    The Company operates 448 Michaels stores and 68 Aaron Brothers stores in 45 states, Puerto Rico and Canada. The Company's Michaels stores average approximately 16,000 square feet of selling space and offer an assortment of approximately 44,000 SKUs in a typical store during the course of a year (including seasonal product), of which approximately 31,000 SKUs are planogrammed SKUs offered at all times. The Company's Aaron Brothers stores average approximately 6,700 square feet of selling space and offer an assortment of approximately 6,500 SKUs. For fiscal 1995, the average sales of the Company's Michaels and Aaron Brothers stores open for the full fiscal year were $3.0 million and $0.9 million, respectively.


    The Company believes it is well positioned to continue to solidify its position as the dominant nationwide specialty arts, crafts and decorative items retailer while increasing its return on invested capital through its business strategies of (i) offering a broad selection of products in an appealing store environment that emphasizes superior customer service, (ii) effectively managing its investment in inventory through centralized purchasing and distribution combined with significant investment in management information systems, and
(iii) continuing to expand its nationwide presence.

MERCHANDISING AND MARKETING

    The Company's Michaels store merchandising strategy is to provide a broad selection of products in an appealing store environment which emphasizes superior customer service.

    PRODUCT SELECTION

    In  general,  each  Michaels  store   offers  products  from  a  number   of
departments. Most of the departments offer essentially the same type of merchandise throughout the year, although the products may vary from season to season. The merchandise offered by the major departments is as follows:

        - General craft materials, including those for stenciling, doll making, jewelry making, woodworking, wall decor, tole painting, and plaster;

        - Items  for   personalizing   home   decor,   including   vases,
          containers, baskets, candles, potpourri, accent furniture, lamps, candleholders and gifts;

        - Picture framing materials and services, including ready-made frames and custom framing, mat boards, glass, backing materials and related supplies, framed art and photo albums;

        - Fine art materials, representing a number of major brand lines and including items such as pastels, water colors, oil paints, acrylics, easels, brushes, paper and canvas;

        - Hobby items, including finished doll houses and miniature furniture, wooden and plastic model kits and related supplies, and paint-by-number kits;

        - Party needs, including paper party goods, gift wrap, candy making and cake decorating supplies, invitations, greeting cards, balloons and candy;

        - Needlecraft items, including stitchery supplies, hand-knitting yarns, needles, canvas and related supplies for needlepoint, embroidery and cross stitching, knitting, crochet, rug making kits, and quilts and afghans, which are sold separately or in kits;

        - Silk flowers, dried flowers and artificial plants sold separately or in ready-made and custom floral arrangements, all accessories needed for floral arranging, wedding millinery, and other floral items such as wreaths;

        - Wearable art, including adult's and children's garments, fabric paints, embellishments, jewels and sequins, transfers and appliques;

        - Ribbon, including satins, laces, florals and other styles sold both in bolts and by the yard.

    In addition to the basic departments described above, the Company regularly features seasonal merchandise. Seasonal merchandise is ordered for several holiday periods, including Valentine's Day, Easter, Mother's Day, Halloween and Thanksgiving, in addition to the Christmas season. For example, seasonal merchandise for the Christmas season includes trees, wreaths, candles, lights and ornaments.

    The Company is adding a home decor do-it-yourself fabric program in approximately 40 Michaels stores which complements the Company's core strategy. In addition, Michaels has successfully added a new wedding invitation business and a wedding equipment rental business.


    The following table shows Michaels' sales by department as a percentage of total sales for fiscal 1993, 1994 and 1995:



                                                                                                            FISCAL YEAR
                                                                                               -------------------------------------
DEPARTMENT                                                                                        1993         1994         1995
- ---------------------------------------------------------------------------------------------     -----        -----        -----
                                                                                                        (PERCENT OF SALES)
Silk and dried flowers and plants............................................................          21%          22%          22%
General craft materials and wearable art.....................................................          21           20           17
Picture framing..............................................................................          15           15           16
Home decor, seasonal and promotional items...................................................          14           14           15
Fine art materials...........................................................................          11           10           11
Hobby, party, needlecraft, ribbon and all other..............................................          18           19           19
                                                                                                      ---          ---          ---
  Total......................................................................................         100%         100%         100%
                                                                                                      ---          ---          ---
                                                                                                      ---          ---          ---



    During the Christmas selling season, up to 25% of floor and shelf space in a typical store is devoted to Christmas crafts, Christmas decorating and gift making merchandise. Because of the project-oriented nature of these products, the Company's peak Christmas selling season extends from October through December. Accordingly, a fully developed seasonal merchandising program, including inventory, merchandise layout and instructional ideas, is implemented in each Michaels store beginning in July of each year. This program requires additional inventory accumulation so that each store is fully stocked during the peak season. Sales of all merchandise typically increase during the Christmas selling season because of increased customer traffic. The Company believes that merchandise centered on other traditional holidays, such as Valentine's Day, Easter and Halloween, is becoming more popular and is a growing contributor to sales.



    The Michaels selling floor strategy is developed centrally and implemented at the store level through the use of planograms which provide store managers with detailed descriptions and illustrations with respect to store layout and merchandise presentation. Planograms are also used to cluster various products which can be combined to create individual projects.

    Aaron Brothers stores offer professional custom framing services, photo frames, and a full line of ready made frames as well as a wide selection of art supplies. The Company's merchandising strategy for its Aaron Brothers stores is to provide competitively priced superior custom framing services and selection, with a five business day guarantee or the frame is free. In addition, Aaron Brothers strives to provide a fashion forward merchandise selection in an appealing environment with superior customer service.

    CUSTOMER SERVICE

    The Company believes that customer service is critical to its merchandising strategy. Many of the craft supplies sold in Michaels stores can be assembled into unique end-products with an appropriate amount of guidance and direction. Accordingly, Michaels has hundreds of displays in every store in an effort to stimulate and promote new project ideas, and supplies project sheets with detailed instructions on how to assemble the products. In addition, many Michaels sales associates are craft enthusiasts who are able to help customers with ideas and instructions. The Company also offers free demonstrations and inexpensive classes in stores as a means of promoting new craft ideas. Michaels believes that the in-store "how-to" demonstrations, instructional classes, knowledgeable sales associates, and customer focus groups have allowed the Company to better understand and serve its customers.

    ADVERTISING

    The Company believes that its advertising promotes art, craft, floral, framing and home decor ideas among its customers. The Company focuses on circular and newspaper advertising. The Company has found full-color circular advertising, primarily as an insert to newspapers but also through direct mail or on display within its stores, to be the most effective medium of advertising. Such circulars advertise numerous products in order to emphasize the wide selection of products available at Michaels stores. The Company believes that its ability to advertise through circulars and newspapers approximately once a week in each of its markets provides the Company with an advantage over its smaller competitors.

    Generally, the Company has limited television advertising to network television in those major markets in which it has clusters of Michaels stores or in which it is adding new stores. From time to time, Michaels' marketing program has included advertising campaigns on certain national cable television networks, among them The Discovery Channel-TM-, Lifetime Television, and USA Network-Registered Trademark-. A significant portion of the cost of these advertising campaigns were underwritten by vendors in 1994 and 1995. These programs have coordinated television advertising and circular advertisements together with project booklets, in-store demonstrations, and new point-of-sale techniques.

PURCHASING, DISTRIBUTION AND INVENTORY MANAGEMENT

    To enhance its competitive positioning the Company is actively pursuing improvements throughout its supply chain. These improvements are intended to minimize the investment in inventory necessary to support the Company's sales growth objectives, maximize its stores' in-stock position, and improve the cost-effectiveness of the delivery of goods from its vendors to its stores.

    PURCHASING AND DISTRIBUTION


    The Company utilizes a centralized purchasing and distribution strategy to manage its inventory. The Company's purchasing strategy is to negotiate centrally with its vendors in order to take advantage of volume purchasing discounts and improve control over product mix and inventory. In excess of 90% of the merchandise acquired by the stores is from vendors on the Company's "approved list". Of this merchandise, approximately one-half is received from the Company's distribution centers and one-half is received directly from vendors. In addition, most stores have the flexibility to purchase from 2% to 5% of their merchandise directly from local vendors, which allows the store managers to tailor the products offered in their stores to local tastes and trends. District managers are responsible for monitoring store purchases on a weekly basis to further manage the stores' merchandise needs.


    The Company believes that its distribution capabilities allow it to maintain a high in-stock position in its stores while balancing its overall inventory position. The Company believes its distribution network is a competitive advantage and it intends to increase the flow of goods through its distribution centers and thereby reduce its supply chain costs and more effectively manage its investment in inventories. The

Company currently operates four distribution centers which supply the Michaels stores with certain merchandise, including substantially all seasonal and promotional items. The Company's distribution centers are located in Texas, California, Kentucky, and Florida. The Company also utilizes a third-party warehouse in Oregon which allows the Company to store bulk purchases of seasonal and promotional merchandise prior to distribution and operates a secondary bulk storage facility in Arizona. Michaels stores receive deliveries from the distribution centers generally once a week (twice a week during the Christmas selling season) through an internal distribution network using hired trucks.


    To improve its capacity and efficiency, the Company is relocating its Texas distribution center within the Dallas/Fort Worth area during the summer of 1996 at a total cost of $21 million, of which $14 million is covered by an operating lease and $7 million will consist of a capital expenditure in fiscal 1996 by the Company. (The leases on the Company's current Texas facilities expire in January 1997.) The Florida distribution center, which opened during fiscal 1995, and the new Texas facility give the Company considerable flexibility and capacity in meeting its distribution needs.


    Substantially all of the products sold in Michaels stores are manufactured in the United States, the Far East and Mexico. Goods manufactured in the Far East generally require long lead times and are ordered four to six months in advance of delivery. Such products are either imported directly by the Company or acquired from distributors based in the United States. In all cases, purchases are denominated in U.S. dollars (or Canadian dollars for purchases of certain items delivered directly to stores in Canada).

    Aaron Brothers purchases all of its merchandise centrally. Aaron Brothers operates a 126,000 square foot distribution center located in the City of Commerce, California that currently serves all of its stores. Approximately 60% of the store stock is shipped directly from the Aaron Brothers distribution center, with the remaining 40% being shipped directly from the vendors. Aaron Brothers systematically replenishes each of its stores automatically on a weekly basis.

    INVENTORY MANAGEMENT

    The Company's primary objectives for inventory management are maximizing the efficiency of the flow of product to the stores, improving store efficiency, and optimizing store in-stock and overall investment in inventory. The Company manages its inventory in several ways, including: weekly tracking of the "open-to-buy" status for each of several sources of inventory flow to the stores; the use of planograms with "order point/order quantity" information to control the reorder for each SKU; the review of item-level sales information in order to track the sell-through of seasonal and promotional items and to plan its assortments; and the use of management incentive plans that are linked to the achievement of inventory goals. The data that the Company is obtaining from its new POS system is an integral component in the inventory management process. In addition, inventories are verified through physical counts conducted throughout the year generally in groups of 30 to 40 stores and a complete physical count in all stores as close as practicable to year-end.

STORE OPERATIONS


    The Company's 448 Michaels stores average approximately 16,000 square feet of selling space. The Company's 68 Aaron Brothers stores average approximately 6,700 square feet of selling space. Net sales for fiscal 1995 averaged approximately $3.0 million per store for Michaels stores open the entire fiscal year and $188 per square foot of selling space, and averaged approximately $0.9 million per store for Aaron Brothers stores open the entire fiscal year and $137 per square foot of selling space. Store sites are selected based upon meeting certain economic, demographic and traffic criteria or for clustering stores in markets where certain operating efficiencies can be achieved. The Michaels and Aaron Brothers stores currently in operation are located primarily in strip shopping centers in areas with easy access and ample parking.


    Typically, a Michaels store is managed by a store manager and one to three assistant store managers, depending on the sales volume of the store. Michaels' field organization is headed by an executive vice president and is divided into four geographic zones. Each zone has its own vice president, operations manager, merchandise manager, and eight or nine district managers. There are a total of 35 districts. The Company believes this organizational structure enhances the communication among the individual stores and between the stores and corporate headquarters. In addition, the Company believes that the training and experience of its managers and assistant managers are vital to the success of its stores, and therefore conducts training programs for such personnel.

STORE EXPANSION


    Having achieved its objective of becoming the largest national retailer in the arts, crafts and decorative items industry, the Company has shifted its focus towards achieving improved operational efficiencies, resulting in higher returns on its invested capital. Accordingly, having grown sales and store locations (excluding Aaron Brothers) at compounded annual rates of 32% and 33%, respectively, over the past four fiscal years, Michaels has moderated its internal store growth target to 12% to 15% per annum over the longer term. However, in 1996 the Company currently anticipates opening only 12 to 15 new Michaels stores and five to ten new Aaron Brothers stores. The slower growth in fiscal 1996 will allow the Company to invest its resources to complete its POS system rollout, expand its distribution capacity and enhance its inventory management systems. The Company currently anticipates opening approximately 50 to 55 new Michaels stores during fiscal 1997.



    The Company's expansion strategy is to give priority to adding stores in existing markets in order to enhance economies of scale associated with advertising, distribution, field supervision, and other regional expenses. Management believes that few of its existing markets are saturated and that there are attractive new markets available to the Company. The anticipated development of Michaels and Aaron Brothers stores in fiscal 1996 and the rate at which stores are developed thereafter will depend upon a number of factors, including the success of existing Michaels and Aaron Brothers stores, the availability and the cost of capital for expansion, the availability of suitable store sites, the availability of suitable acquisition candidates, and the ability to hire and train qualified managers. The Company intends to continue to review acquisition opportunities in existing and new markets. The Company has no arrangements or understandings pending with respect to any acquisitions.


    Michaels has developed a standardized procedure which allows for the efficient opening of new stores and their integration into the Company's information and distribution systems. Michaels develops the floor plan and inventory layout, and organizes the advertising and promotions in connection with the opening of each new store. In addition, Michaels maintains a qualified store opening staff to provide new store personnel with in-store training. Accordingly, Michaels generally opens new stores during the period from February through October because new store personnel require significant in-store training prior to entering the Christmas selling season. The Company anticipates developing a similar process for opening new Aaron Brothers stores.

    Costs for opening stores at particular locations depend upon the type of building and general cost levels in the area. In fiscal 1995, the average net cost to the Company of opening a new Michaels store was approximately $530,000, which included leasehold improvements, furniture, fixtures and equipment, and pre-opening expenses. The initial inventory investment associated with each new Michaels store in fiscal 1995 was approximately $450,000 to $650,000 depending on the store size, operating format and the time of year in which the store was opened. The initial inventory investment in new Michaels stores is offset, in part, by extended vendor terms and allowances.

INVESTMENT IN INFORMATION TECHNOLOGY


    Recognizing the increasingly competitive nature of retailing in general and the need for productivity improvements through technology, the Company decided to accelerate its POS system rollout and to implement item-level scanning for the majority of the Company's product. The Company believes that the extent of its investment in POS technology is unique in the arts and crafts industry, and that this initiative is likely to provide it with a competitive advantage in the future. The Company expects the POS system, which is presently installed in more than 280 stores, to be in substantially all Michaels stores by the end of July 1996. The Company believes the information obtained from item-level scanning through the new POS system will enable it to identify important trends to assist it in managing its inventory by facilitating the elimination of less profitable SKUs, increasing the in-stock level of more popular SKUs, assisting in the analysis of product margins, and generating data for advertising cost/benefit evaluations. The Company believes that the POS system will also allow Michaels to provide better customer service by increasing the speed and accuracy of register check out, enabling the more rapid restocking of items, and enabling the seamless repricing of sale items. The Company will finance this new POS system through a $25 million capital lease with IBM Credit Corporation at an interest rate of approximately 8%.

COMPETITION


    Michaels is the largest nationwide retailer dedicated to serving the arts, crafts and decorative items marketplace. The specialty arts, crafts and decorative items retail business is highly competitive. Michaels competes primarily with regional and local merchants that tend to specialize in particular aspects of arts and crafts, and mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts, crafts, picture framing and seasonal products. The Company believes that its Michaels stores compete based on quality and variety of merchandise assortment, customer service, such as instructional demonstrations, and competitive pricing where appropriate. The Company believes the combination of its broad selection of products, emphasis on customer service, loyal customer base, and capacity to advertise frequently in all of its markets provides the Company with a competitive advantage.



    The U.S. arts, crafts and decorative items retailing industry, which is estimated by trade publications to have exceeded $10.8 billion in sales in fiscal 1995, has increased in size each year since 1990 when industry sales totaled $6.0 billion. The industry is highly fragmented and Michaels is the only nationwide independent arts and crafts retailer. Management believes that there are only a few independent retailers with arts and crafts sales that exceed $200 million annually, and that the Company's arts and crafts sales are more than three times as large as those of its largest direct competitor. The Company believes that its significant size relative to its competitors provides it with several advantages including (i) superior purchasing power, (ii) critical mass to support a cost efficient nationwide distribution network, and (iii) the financial resources to support an annual advertising budget of approximately 5% of sales ($63 million in fiscal 1995) and significant ongoing capital investment in information technology.



    Michaels' primary competitors include Hobby Lobby, a chain based in Oklahoma City which operates approximately 105 stores primarily in the southwestern United States; MJDesigns, a chain which operates approximately 60 stores in Dallas/Fort Worth, Baltimore/Washington, D.C. and selected other east coast markets; and A.C. Moore, a chain which operates approximately 20 stores in the Philadelphia and New York markets. The Company also competes, to a lesser degree, with Frank's Nursery (owned by General Host), Old America Stores and Garden Ridge Pottery.


    Aaron Brothers' competition is composed primarily of local independent custom frame shops and mass merchandisers. Aaron Brothers believes it remains competitive due to its five day guarantee on custom frame orders, its pricing structure, its fashion forward merchandising assortments, and its customer service.

SERVICE AND TRADE MARKS

    The name "Michaels" and the Michaels logo are both federally registered service marks held by an affiliate of the Company. The name "Aaron Brothers" and the Aaron Brothers logo are federally registered trademarks.

FRANCHISES

    The Company had previously granted to Dupey Management Corporation ("DMC") the right to open royalty-free, licensed Michaels stores in an eight-county area in north Texas which includes the Dallas-Fort Worth area. As a result of a recent agreement between the Company and DMC, DMC will relinquish its right to use the Michaels name after March 31, 1997.

EMPLOYEES

    As of April 15, 1996, approximately 19,330 persons were employed by the Company, approximately 10,330 of whom were employed on a part-time basis. The number of part-time employees is substantially increased during the Christmas selling season. Of the Company's full-time employees, approximately 1,310 are engaged in various executive, operating, training and administrative functions in the Company's offices and distribution centers, and the remainder are engaged in store operations.

PROPERTIES

    The Company's Michaels stores generally are situated in strip shopping centers located near malls and on well-traveled roads. Almost all stores are in leased premises with lease terms generally ranging from five to ten years. The base rental rates generally range from $85,000 to $235,000 per year. Rental expense for stores open during the full 12-month period of fiscal 1995 averaged $156,000. The leases are generally renewable, with increases in lease rental rates. A majority of the existing leases contain provisions pursuant to which the lessor has provided leasehold improvements to prepare for opening. However, the Company has been paying and anticipates continuing to pay for a larger portion of future improvements directly as opposed to financing them through the lessor.

    The Company's Aaron Brothers stores are generally located in high visibility strip shopping centers in trade areas having a high density of population and above average discretionary income. The locations typically contain high profile and/or complementary anchor stores. As of this date, all current stores are located in leased properties with lease terms generally ranging from five to ten years with options to renew. Rental expense for stores opened the full 12-month period of fiscal 1995 averaged approximately $105,000.

    The following table indicates the number of the Company's stores located in each state or province as of April 25, 1996:

STATE                                  NUMBER OF STORES
- ------------------------------------  -------------------
Alabama.............................               5
Alaska..............................               1
Arizona.............................              17*
Arkansas............................               3
British Columbia....................               1
California..........................             144*
Colorado............................               9
Connecticut.........................               1
Florida.............................              22
Georgia.............................              19
Idaho...............................               2
Illinois............................              22
Indiana.............................               9
Iowa................................               6
Kansas..............................               4
Kentucky............................               3
Louisiana...........................               4
Maine...............................               2
Maryland............................               1
Massachusetts.......................              10
Michigan............................              16
Minnesota...........................               9
Mississippi.........................               1
Missouri............................              11

STATE                                  NUMBER OF STORES
- ------------------------------------  -------------------
Nebraska............................               1
Nevada..............................               6*
New Hampshire.......................               2
New Jersey..........................               7
New Mexico..........................               3
New York............................              11
North Dakota........................               1
North Carolina......................              14
Ohio................................              21
Oklahoma............................               7
Ontario.............................              15
Oregon..............................              10
Pennsylvania........................               9
Puerto Rico.........................               3
Rhode Island........................               1
South Carolina......................               4
Tennessee...........................               9
Texas...............................              35
Utah................................               4
Virginia............................               8
Washington..........................              13
West Virginia.......................               1
Wisconsin...........................               7
                                                 ---
  Total.............................             514
                                                 ---
                                                 ---


- ------------------------
* Of the store counts indicated in Arizona, California and Nevada, Aaron Brothers accounts for 3, 63 and 2 stores, respectively.

    The Company leases a 210,000 square foot building in Irving, Texas for use as a distribution center and as the Company's corporate headquarters. In addition it leases four nearby facilities for supplemental warehouse and office space. During 1995 the Company entered into lease agreements to relocate its Irving distribution center and office space. A lease was entered into and construction was started on a 426,000 square foot distribution facility at the Alliance Airport in Tarrant County, Texas. In addition, a lease was entered into for a 136,000 square foot building in Irving, Texas, to which the Company will relocate its corporate offices. The relocation of the distribution center and corporate offices is scheduled for mid 1996. Michaels also leases a 400,000 square foot building in Buena Park, California, a 350,000 square foot building in Lexington, Kentucky, and a 500,000 square foot facility in Jacksonville, Florida. Aaron Brothers leases a 126,000 square foot building in City of Commerce, California, for use as a distribution center and office facility.

LEGAL PROCEEDINGS

    In August 1995, two lawsuits were filed by certain security holders against the Company and certain present and former officers and directors seeking class action status on behalf of purchasers of the Company's Common Stock between February 1, 1995 and August 23, 1995. Among other things, the plaintiffs allege that misstatements and omissions by defendants relating to projected and historical operating results, inventory and other matters involving future plans resulted in an inflation of the prices of the Company's Common Stock. The plaintiffs seek on behalf of the purported class an unspecified amount of compensatory damages and reimbursement for the plaintiffs' fees and expenses. The United States District Court for the Northern District of Texas consolidated the two lawsuits on November 16, 1995. The Company and the individual defendants have filed a motion to dismiss the consolidated, amended complaint. Discovery related to both class certification issues and the merits of plaintiffs' claims has been stayed pending resolution of defendants' motion to dismiss. The Company believes the claims are without merit and intends to vigorously defend this action.

    The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies, including the security holder litigation described above, would not have a material adverse impact on the Company's financial position. However, there can be no assurances that future costs would not be material to results of operations of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as events evolve and additional information becomes available during the course of litigation.

                PRINCIPAL SHAREHOLDERS AND MANAGEMENT OWNERSHIP

    The following table sets forth information as of April 28, 1996, regarding the beneficial ownership of Common Stock by each person known by the Company to own 5% or more of the outstanding shares of Common Stock, each director of the Company, certain named executive officers, and the directors and executive officers of the Company as a group. The persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, unless otherwise noted.

                                                                                     AMOUNT AND NATURE
NAME OF BENEFICIAL OWNER OR                                                            OF BENEFICIAL     PERCENT OF
NUMBER OF PERSONS IN GROUP                                                               OWNERSHIP          CLASS
- -----------------------------------------------------------------------------------  ------------------  -----------
Sam Wyly...........................................................................      1,934,905(a)         8.23%
Charles J. Wyly, Jr. ..............................................................      1,897,607(b)         8.07
R. Michael Rouleau.................................................................        200,000(c)         *
Evan A. Wyly.......................................................................         55,875(d)         *
Michael C. French..................................................................           1,200    (e)     *
Richard E. Hanlon..................................................................          12,600    (f)     *
Donald R. Miller, Jr. .............................................................          13,437    (g)     *
Dr. F. Jay Taylor..................................................................          21,440          *
R. Don Morris......................................................................          39,287    (h)     *
Douglas B. Sullivan................................................................          35,000    (i)     *
David E. Bolen.....................................................................          26,713          *
The Wyly Group.....................................................................       3,532,512    (j)      15.03
  8080 N. Central Expressway, Suite 1300 Dallas, Texas 75206
ICM Asset Management, Inc..........................................................       1,471,430    (k)       6.26
  601 W. Main Avenue, Suite 917
  Spokane, Washington 99201
The Capital Group Companies, Inc. .................................................       1,705,000    (l)       7.25
  333 South Hope Street
  Los Angeles, California 90071
LGT Asset Management, Inc..........................................................       2,092,000    (m)       8.90
  50 California, 27th Floor
  San Francisco, California 94111
All directors and executive officers as a group (15 persons).......................       3,985,624    (n)      16.96

- ------------------------------
*   Less than 1%


(a) Includes 1,074,536 shares held of record by Tallulah, Ltd. (a limited partnership of which Mr. Wyly is general partner); 536,615 shares held of record by family trusts of which Mr. Wyly is trustee; 300,000 shares held of record by Maverick Entrepreneurs Fund, Ltd. ("Maverick"), a limited partnership of which Mr. Wyly is a general partner; 7,918 shares held by his daughter and for which he has power of attorney; and 15,836 shares held of record by certain of Mr. Wyly's adult children, who have given him the power to vote such shares. Does not include 1,333,333 shares of Common Stock acquired as part of the Private Placement by two separate entities owned by two separate independent irrevocable trusts established by Mr. Wyly. Mr. Wyly disclaims beneficial ownership of those shares.



(b) Includes 755,000 shares held of record by Brush Creek, Ltd., a limited partnership of which Mr. Wyly is general partner; 842,233 shares held of record by family trusts of which Mr. Wyly is trustee; 300,000 shares held of record by Maverick, of which Mr. Wyly is a general partner; and 374 shares held of record by Mr. Wyly's adult children, who have given him the power to vote such shares. Does not include 666,667 shares of Common Stock acquired as part of the Private Placement by an entity owned by an independent irrevocable trust established by Mr. Wyly. Mr. Wyly disclaims beneficial ownership of those shares.


(c) Shares subject to presently exercisable options. Mr. Rouleau is the Chief Executive Officer of the Company.

(d) Includes 30,000 shares subject to presently exercisable options.

(e) Shares held by a retirement account directed by Mr. French.

(f) Includes 10,000 shares subject to presently exercisable options.

(g) Includes 9,250 shares subject to presently exercisable options, and 187 shares held by Mr. Miller's spouse.

(h) Includes 24,250 shares subject to presently exercisable options. Excludes 348,039 shares held by the Michaels Stores, Inc. Employees 401(k) Plan and Trust, for which Mr. Morris is a trustee and a member of the Investment Committee. Mr. Morris disclaims beneficial ownership of those excluded shares.

(i) Includes 8,250 shares subject to presently exercisable options.

(j) The Wyly Group consists of Sam Wyly, Charles J. Wyly, Jr. and Maverick.

(k) Based on a Schedule 13G filed with the Securities and Exchange Commission dated February 10, 1996, ICM Asset management, Inc., a registered investment adviser, has the shared power to vote or direct the vote of 805,500 shares of Common Stock and has the sole power to dispose of or direct the disposition of 1,471,430 shares of Common Stock.

(l) Based on a Schedule 13G filed with the Securities and Exchange Commission dated February 9, 1996, The Capital Group Companies, Inc. and its operating subsidiary, Capital Research & Management Company, a registered investment adviser, have the sole power to dispose or to direct the disposition of 1,705,000 shares of Common Stock and have no right to vote or direct the vote of those shares.

(m) Based on a Schedule 13G filed with the Securities and Exchange Commission dated February 13, 1996, LGT Asset Management, Inc., a registered investment adviser, has the sole power to vote or to direct the vote of 2,092,000 shares of Common Stock and has the sole power to dispose or to direct the disposition of 2,092,000 shares of Common Stock.

(n) Includes 69,000 shares subject to presently exercisable options held, in the aggregate, by four executive officers not named in the table.

                                   MANAGEMENT

    Michaels has assembled a management team of substantial experience in the specialty retailing industry. Key executives and their backgrounds are as follows:

NAME                                   AGE      POSITION
- ---------------------------------      ---      --------------------------------------------------------------
Sam Wyly                                   61   Chairman of the Board of Directors
Charles J. Wyly, Jr.                       62   Vice Chairman of the Board of Directors
R. Michael Rouleau                         57   Chief Executive Officer
Douglas B. Sullivan                        45   President and Chief Operating Officer
R. Don Morris                              56   Executive Vice President and Chief Financial Officer
David E. Bolen                             44   Executive Vice President
Rex A. Rambo                               54   Executive Vice President-Merchandising/Marketing
Evan A. Wyly                               34   Vice President and Director
Kristen L. Magnuson                        40   Vice President-Finance and Business Planning
Donald R. Miller, Jr.                      41   Vice President-Market Development and Director
John H. Rittenhouse                        39   Vice President-Distribution
Colby H. Springer                          48   Vice President-Information Services
Michael C. French                          53   Director
Richard E. Hanlon                          48   Director
Dr. F. Jay Taylor                          72   Director

    Mr. Sam Wyly has served as Chairman of the Board since 1984. In 1963, Mr. Wyly founded University Computing Company, a computer software and services company, and served as President or Chairman from 1963 until February 1979. Mr. Wyly co-founded Earth Resources Company, an oil refining and silver and gold mining company, and served as its Executive Committee Chairman from 1968 to 1980. Mr. Wyly and his brother, Charles J. Wyly, Jr., bought the 20 restaurant Bonanza Steakhouse chain in 1967. While he served as Chairman, the restaurant chain grew to approximately 600 restaurants by 1989. Mr. Wyly co-founded Sterling Software, Inc. in 1981 and since that time has served as Chairman of the Board and a director. Mr. Wyly serves as President of Maverick Capital, Ltd., an investment fund management company, and has served as a director of Sterling Commerce, Inc. since December 1995. Sam Wyly is the father of Evan A. Wyly, a director of the Company.


    Mr. Charles J. Wyly, Jr. became a director of the Company in October 1984 and Vice Chairman in February 1985. He co-founded Sterling Software, Inc. in 1981 and since such time has served as a director and (since November 1984) as Vice Chairman of Sterling Software, Inc. Mr. Wyly served as an officer and director of University Computing Company from 1964 to 1975, including President from 1969 to 1973. From 1968 to 1980, Mr. Wyly served as Chairman of the Board of Earth Resources Company, an oil refining and silver and gold mining company which he co-founded with his brother, Sam Wyly. Mr. Wyly served as Vice Chairman of the Bonanza Steakhouse chain from 1967 to 1989. Mr. Wyly serves as Chairman of Maverick Capital Ltd., an investment fund management company, and has served as a director of Sterling Commerce, Inc. since December 1995. Charles J. Wyly, Jr. is the father-in-law of Donald R. Miller, Jr., a director and Vice President-Market Development of the Company.



    Mr. Rouleau became Chief Executive Officer of the Company in April 1996. Prior to joining the Company, Mr. Rouleau had served as Executive Vice President of Store Operations for Lowe's Companies, Inc. since May 1992 and as President of Lowe's Contractor Yard Division since February 1995. Prior to joining Lowe's, Mr. Rouleau was a co-founder and President of Office Warehouse which subsequently was sold and merged into OfficeMax.


    Mr. Sullivan became President and Chief Operating Officer of the Company in August 1995. He joined the Company in 1988 and has served in a variety of capacities, including overseeing the Company's store operations, distribution, store opening, real estate, legal and personnel functions. Prior to his joining the Company, Mr. Sullivan had served with Family Dollar Stores, Inc. for 11 years, most recently as Vice President-Real Estate.

    Mr. Morris became Executive Vice President and Chief Financial Officer of the Company in August 1990. From January 1990 until August 1990 he was Senior Vice President-Finance and Chief Financial Officer. From April 1988 until January 1990, Mr. Morris was a director, President and Chief Executive Officer of Frostcollection, Inc. Prior to April 1988, Mr. Morris was Partner-In-Charge of the Accounting and Audit and the Merger and Acquisition Departments of the Dallas, Texas office of Arthur Young & Company.

    Mr. Bolen joined the Company as Executive Vice President in July 1994. From January 1987 until July 1994, he held the positions of Vice President of Stores and more recently Executive Vice President and Chief Operating Officer with Leewards Creative Crafts, Inc. Prior to joining Leewards, Mr. Bolen held various positions with Gemco and Zayre Corporation, principally in store operations.


    Mr. Rambo has been Executive Vice President Merchandising/Marketing, with responsibility for all merchandising and marketing functions, since November 1995. Mr. Rambo joined the Company most recently from Lechmere, Inc., a retail chain, where he served as President. Prior to joining Lechmere, Mr. Rambo ran the Electric Avenue division for Montgomery Ward. He also worked approximately 25 years with Sears, Roebuck and Company.


    Mr. Evan A. Wyly became a director of the Company in September 1992 and has served as Vice President of the Company from December 1991 to October 1993 and from May 1994 to the present. In 1988, Mr. Wyly founded Premier Partners Incorporated, a private investment firm, and served as President until 1992. He has served as a director of Sterling Software, Inc. since July 1992 and as a Vice President of Sterling Software, Inc. since December 1994. Mr. Wyly serves as a director of Xscribe Corp., a high-technology information management company and has served as a Managing Director of Maverick Capital, an investment fund management company, since July 1992, and as a director of Sterling Commerce, Inc., since December 1995. Evan A. Wyly is the son of Sam Wyly.

    Ms. Magnuson became Vice President-Finance and Business Planning for the Company in August 1990. She was Senior Vice President-Controller, Financial and Strategic Planning, Mergers and Acquisitions, Treasury and Investments for MeraBank from March 1987 to August 1990. Prior to March 1987, Ms. Magnuson was a Senior Manager/Principal at Arthur Young & Company.

    Mr. Miller has served as Vice President-Market Development of the Company since November 1990 and as a director of the Company since September 1992. From September 1984 to November 1990, he was Director of Real Estate. Prior to joining the Company, Mr. Miller served in various real estate positions with Bonanza and Peoples Restaurants. Mr. Miller has served as a director of Sterling Software, Inc. since September 1993. He also serves on the Board of Directors of Xscribe Corp. Mr. Miller is the son-in-law of Charles J. Wyly, Jr., Vice Chairman of the Company.

    Mr. Rittenhouse joined the Company as Vice President-Distribution in January 1995. For the previous eight years he had served with Target Stores, a division of Dayton Hudson Corporation, as Director of Distribution. Prior to joining Dayton Hudson Corporation, he held various positions with Southland Corporation.


    Mr. Springer has been Vice President-Information Services since November 1995. From 1993 to November 1995 he was Vice President-Information Services with Blockbuster Entertainment Corporation. Prior to joining Blockbuster Entertainment Corporation, Mr. Springer was Vice President of Management Information Systems with Pearle Vision, Incorporated.


    Mr. French has served as a director of the Company since September 1992. He has been a Managing Director of Maverick Capital Ltd., an investment fund management company, since 1992 and a director of Sterling Software, Inc. since July 1992. Mr. French is currently a consultant to the international law firm of Jones, Day, Reavis & Pogue. Mr. French was a partner with the law firm of Jackson & Walker, L.L.P. from 1976 through 1995.

    Mr. Hanlon became a director of the Company in April 1990. Since February 1995, Mr. Hanlon has been Vice President-Investor Relations of America Online, Inc., a provider of online computer services. From March 1993 until February
1995, Mr.  Hanlon  was  President  of  Hanlon  &  Co.  He  was  Vice  President-

Corporate Communications and Secretary from 1988 to 1993 for LEGENT Corporation and its predecessor. From 1987 to 1988, Mr. Hanlon served as a consultant to Sam Wyly, Chairman. From 1983 through 1987, Mr. Hanlon was Director of Investor & Corporate Communications, UCCEL Corporation.

    Dr. Taylor became a director of the Company in June 1989. Dr. Taylor was President of Louisiana Tech University from 1962 until 1987, and has served as President-Emeritus of Louisiana Tech since 1987. Dr. Taylor also currently serves as a director of Illinois Central Railroad Corporation and Pizza Inn, Inc. and performs mediation and arbitration services as a member of The American Arbitration Association and The Federal Mediation and Conciliation Service.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


    The following are summaries of the material terms and conditions of the current Credit Agreement, the Credit Agreement as it is proposed to be modified, and certain other indebtedness. The summary of the Credit Agreement is subject to its detailed provisions and the provisions of the various related documents entered into in connection therewith.


THE CREDIT AGREEMENT


    The Credit Agreement provides for revolving loans and letters of credit in a principal amount not to exceed the lesser of $200 million or 50 percent of eligible inventories. The Credit Agreement provides that letters of credit to be issued under the Credit Agreement shall not exceed $25 million. Amounts outstanding under the Credit Agreement on loans to the Company bear interest at a rate per annum equal to one of the following rates at the Company's option:
(i) a base rate equal to the higher of (A) the daily federal funds rate average determined by the administrative lender under the Credit Agreement plus 50 basis points or (B) the NationsBank prime commercial lending rate; or (ii) a Eurodollar rate determined in accordance with the Credit Agreement plus one percent, such Eurodollar rate margin being subject to upward or downward adjustment based on the fixed charge coverage ratio of the Company in effect at each June 1 and December 1. Letters of credit issued under the Credit Agreement require, in addition to the payment of issuance fees to the administrative lender, the payment of an interest factor of one percent of the face amount of any stand-by letters of credit and one-quarter of one percent per annum of any commercial letters of credit, subject to upward or downward adjustment based on reported fixed charge coverage ratio in effect each June 1 and December 1. Amounts advanced under the Credit Agreement presently bear interest at the Eurodollar rate plus 150 basis points.


    The Company may prepay loans outstanding under the Credit Agreement at any time in increments of $100,000, in whole or in part, without penalty (subject to a restriction on the prepayment of Eurodollar borrowings on any day which is not the last day of an applicable interest rate period with respect to such Eurodollar borrowing). The Credit Agreement requires mandatory prepayments to the extent that the amount outstanding exceeds the borrowing base and requires that the amount outstanding shall, for one consecutive thirty-day period during the period commencing December 1 and ending the following February 28 of each such twelve-month period, reduce the amounts outstanding under the Credit Agreement to an amount equal to or less than the product of $200,000 times the number of stores in business as of December 1 of such twelve-month period.

    The Credit Agreement contains a number of significant covenants that, among other things, restrict the ability of the Company to incur additional indebtedness, create liens on assets, pay dividends, enter into certain mergers, acquisitions, or consolidations, engage in certain investments, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict certain corporate activities. In addition, under the Credit Agreement, the Company is required to comply with certain financial ratios including a fixed charge coverage ratio, current ratio, and ratio of total liabilities to net worth.


    The Credit Agreement includes various events of default customary for senior credit facilities of similar size and nature. In addition, the Credit Agreement provides that an event of default shall occur upon a change in control of the Company.

PROPOSED MODIFICATIONS TO THE CREDIT AGREEMENT



    The Company has had negotiations with NationsBank of Texas, N.A., the administrative lender for the syndicate of banks under the Credit Agreement, concerning the material terms of a modification to the Credit Agreement. The following is a summary of such material terms and conditions of the Credit Agreement as the Company has proposed the Credit Agreement to be modified (the
"Modified  Credit  Agreement").  As  such   terms  remain  subject  to   further
negotiation and documentation, the final terms may differ substantially from those described below. Although it is a condition to the Offering that the Company modify the Credit Agreement to reduce the availability thereunder to a maximum of $100 million, there can be no assurance that acceptable modification to the other terms described below can be reached with the existing banks.



    The proposed Modified Credit Agreement would provide that the sum of outstanding loans and letters of credit thereunder plus the amount of the Notes outstanding will not exceed 55% of eligible inventories, up to a maximum availability of $100 million, subject to reduction at the option of the Company (the "Commitment"). Letters of credit to be issued under the proposed Modified Credit Agreement would not exceed the lesser of (a) $25 million, (b) the difference between $100 million minus the aggregate amount of advances outstanding under the proposed Modified Credit Agreement, and (c) the difference between the Commitment minus the aggregate amount of advances outstanding under the proposed Modified Credit Agreement. Amounts outstanding under the proposed Modified Credit Agreement as loans to the Company would bear interest at a rate per annum equal to one of the following rates at the Company's option: (i) a base rate equal to the higher of (A) the daily federal funds rate average under the proposed Modified Credit Agreement plus 50 basis points or (B) the NationsBank prime commercial lending rate; or (ii) a Eurodollar rate determined in accordance with the proposed Modified Credit Agreement plus 125 basis points, such margin being subject to upward or downward adjustment based on the fixed charge coverage ratio of the Company in effect at the end of each fiscal quarter after January 31, 1997.



    The proposed Modified Credit Agreement would also require payment of a commitment fee of 30 basis points of the daily average unused revolving Commitment, such commitment fee being subject to upward or downward adjustment based on the fixed charge coverage ratio of the Company in effect at the end of each fiscal quarter.



    The proposed Modified Credit Agreement would require mandatory prepayments to the extent that the amount outstanding thereunder exceeds the borrowing base and would require that, for one consecutive thirty-day period during the ninety-day period commencing on December 1 of each year, the Company repay all amounts outstanding under the proposed Modified Credit Agreement.



    The proposed Modified Credit Agreement would contain a number of significant covenants that, among other things, would restrict the ability of the Company to incur additional indebtedness, create liens on assets, pay dividends, enter into certain mergers, acquisitions, or consolidations, make certain investments, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict certain corporate activities. In addition, under the proposed Modified Credit Agreement, the Company would be required to comply with certain financial ratios including a fixed charge coverage ratio, current ratio, and ratio of total liabilities to total capitalization. Such modified ratios would provide greater flexibility than the financial ratios to which the Company is currently subject under the Credit Agreement.



    Because the Company presently intends to merge most of its Restricted Subsidiaries with and into the Company, it has discussed with the administrative lender the possibility of eliminating any subsidiary guarantees of Indebtedness under the proposed Modified Credit Agreement. Under the terms of the Indenture, the Company's Restricted Subsidiaries would be required to guarantee the Notes in the event that such Restricted Subsidiaries guarantee Indebtedness under the proposed Modified Credit Agreement or Indebtedness of other Persons. See "Description of the Notes -- Limitation on Indebtedness".


SUBORDINATED NOTES


    On January 22, 1993, the Company issued $97.8 million of Subordinated Notes due January 15, 2003. Interest, which is payable on January 15 and July 15 of each year, was computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and is computed at the rate of 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance cost) over the full term of the Subordinated Notes. The Subordinated Notes are redeemable at the option of the Company at redemption price ranges beginning at 104.14% and declining to 100.00%. The Subordinated Notes are not entitled to any sinking fund payments. The Subordinated Notes are convertible into the Company's Common Stock at any time, at a conversion price of $38 per share. A total of 2,551,053 shares of Common Stock are reserved for conversion. During fiscal 1994 and fiscal 1995, a total of $800,000 and $10,000 respectively, of Subordinated Notes were converted to 21,315 shares of the Company's Common Stock.


    The Subordinated Notes contain covenants requiring the Company to repurchase the Subordinated Notes at the option of the holders thereof upon a change of control of the Company. The Subordinated Notes also contain various events of default customary for publicly issued convertible subordinated notes for an offering of a similar size and nature. The Notes will rank senior in right of payment to the Subordinated Notes.

CAPITALIZED LEASE -- POS SYSTEM


    The Company has entered into a lease with IBM Credit Corporation to finance POS equipment. The implicit interest rate under the lease is approximately 8% and the lease expires in August 2001. As the POS equipment is installed in a store, the Company enters into a lease supplement that covers that equipment. As of April 28, 1996, the capitalized obligation outstanding under the lease was $9.1 million.

                            DESCRIPTION OF THE NOTES

GENERAL


    The  Notes are to be issued under an Indenture, to be dated  as of         ,
1996 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.


    The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. The summary provides an accurate description of all material terms of the Notes. Capitalized terms used herein and not otherwise defined have the meanings set forth under "-- Certain Definitions."


    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at 101 Barclay Street, New York, New York 10286), except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.


    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

    The definition of "Restricted Subsidiary" in the Indenture will exclude any "Unrestricted Subsidiary" and, as a result, Unrestricted Subsidiaries generally will not be bound by the restrictive provisions of the Indenture. Each of the Company's Aaron Brothers Holdings, Inc. Subsidiary and the Company's Michaels of Canada, Inc. Subsidiary will be an Unrestricted Subsidiary on the Issue Date. In addition, the Board of Directors will have the ability, subject to the provisions of the Indenture, to designate certain other Restricted Subsidiaries as Unrestricted Subsidiaries after the Issue Date. Subject to the provisions of the Indenture, the Board of Directors may also designate Unrestricted Subsidiaries to be Restricted Subsidiaries. See the definitions of "Restricted Subsidiary" and "Unrestricted Subsidiary" and "Certain Covenants -- Limitation on Restricted Payments" herein.

TERMS OF THE NOTES

    The Notes will be unsecured, senior  obligations of the Company, limited  to
$125 million aggregate principal amount, and will mature on         , 2006.

    Each Note will bear interest at a rate per annum shown on the front cover of
this  Prospectus from            , 1996, or  from the most  recent date to which
interest has  been paid  or provided  for, payable  semiannually to  Holders  of
record  at the close of business on the         or         immediately preceding
the interest payment  date on and  of each year,  commencing            ,  1996.
Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in  part,
at  any time on or after           , 2001, and  prior to maturity, upon not less
than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if
redeemed during the 12-month period commencing on         of the years set forth
below:

                                                               REDEMPTION
PERIOD                                                            PRICE
- -------------------------------------------------------------  -----------
2001.........................................................           %
2002.........................................................           %
2003.........................................................           %
2004 and thereafter..........................................    100.000%

    In  addition, at any time and from time to time prior to             , 1999,
the Company may redeem in the aggregate up to $25 million principal amount of the Notes with the proceeds of one or more Equity Offerings so long as there is a Public Market at the time of such redemption at a redemption price (expressed as a percentage of principal amount thereof) of % plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least $100 million principal amount of the Notes must remain outstanding after each such redemption.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING


    The indebtedness evidenced by the Notes will be unsecured Senior Indebtedness of the Company, will rank PARI PASSU in right of payment with all existing and future Senior Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to all existing and future Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness and to all existing and future Indebtedness of any Subsidiary of the Company.



    At April 28, 1996, after giving effect to the Offering and the application of net proceeds thereof, the Company and its subsidiaries would have had $231.0 million of indebtedness outstanding, $9.1 million of which would have represented Secured Indebtedness, and $96.9 million of which would have represented Subordinated Obligations. At April 28, 1996, Subsidiaries of the Company had no indebtedness outstanding. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company or any Restricted Subsidiary may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness, Secured Indebtedness or Indebtedness of Subsidiaries. See "-- Certain Covenants -- Limitation on Indebtedness".


CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control") with respect to the Company, each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date):

        (i) (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause, such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation);

        (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

       (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company to any Person or group of Persons (other than to any Wholly Owned Subsidiary of the Company); or

        (iv) the merger or consolidation of the Company with or into another corporation with the effect that either (A) immediately after such transaction any person (as defined in clause (i) above) (other than a Permitted Holder) shall have become the "beneficial owner" (as defined in clause (i) above) of securities of the surviving corporation of such merger or consolidation representing a majority of the voting power of the Voting Stock of the surviving corporation or (B) the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the voting power of the Voting Stock of the surviving corporation.

    Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and pro forma financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased. Notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to repurchase the Notes upon a Change of Control if the Company has irrevocably elected to redeem all of the Notes under the provisions described under "-- Optional Redemption" above, provided that the Company does not default in its redemption obligations pursuant to such election.


    Neither the Trustee nor the Board of Directors of the Company may waive the covenant relating to the Holder's right to have its Notes repurchased upon a Change of Control.


    The phrase "all or substantially all," as used with respect to a sale of assets in the definition in the Indenture of "Change of Control," varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (the law governing the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a Person and therefore it may be unclear whether a Change of Control has occurred.

    The Company will comply, to the extent applicable, with the requirements  of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit rating.


    The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control, and the Subordinated Notes require and future Indebtedness may require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.


CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company will not Incur, and will not permit any Restricted Subsidiary to Incur, any Indebtedness; PROVIDED, HOWEVER, that the Company (but not any Restricted Subsidiary other than a Foreign Restricted Subsidiary) may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be equal to or greater than 2.0 to 1.0 if such Indebtedness is Incurred prior to June , 1998 or 2.5 to 1.0 if such Indebtedness is Incurred thereafter.


    (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness: (i) Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum face amount thereunder) of the Company or any Restricted Subsidiary under the Credit Agreement and any Refinancing Indebtedness with respect thereto in an aggregate principal amount outstanding at any time not to exceed the greater of (x) an amount equal to 50% of the book value of the inventory of the Company and its Restricted Subsidiaries as of any date of Incurrence calculated on a consolidated basis in accordance with GAAP and (y) $100 million; (ii) Indebtedness of the Company owing to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (iii) Indebtedness represented by the Notes and any Guarantees of the Notes by any of the Company's Subsidiaries, any Indebtedness of the Company or any Restricted Subsidiary (other than the Indebtedness described in clauses (i)-(ii) above) outstanding on the Issue Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a);
(iv) (A) Indebtedness of a Restricted Subsidiary outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company or a Restricted

Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary); PROVIDED, HOWEVER, that at the time such Restricted Subsidiary is acquired by the Company or a Restricted Subsidiary, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (iv) and such transaction or series of related transactions and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (iv); (v) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company or any Restricted Subsidiary in the ordinary course of its business and which do not secure other Indebtedness and
(B) under Currency Agreements and Interest Rate Agreements Incurred which, at the time of Incurrence, is in the ordinary course of business; PROVIDED, HOWEVER, that, in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; (vi) Indebtedness (A) represented by Guarantees by the Company of Indebtedness otherwise permitted to be Incurred pursuant to this covenant and (B) represented by Guarantees by a Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary otherwise permitted to be Incurred pursuant to this covenant; PROVIDED that, in the case of clause (B), if a Restricted Subsidiary Guarantees any such Indebtedness, such Restricted Subsidiary executes and delivers to the Trustee a supplemental indenture in form satisfactory to the Trustee providing for the Guarantee on a senior basis of the Notes; (vii) Indebtedness of the
Company or any Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction, repairs, renovation, remodeling, expansion or other improvement of property, plant and equipment, including services and equipment supporting such items, used in the Company's or any Restricted Subsidiary's business or a Related Business (collectively, "Purchase Money Debt") in an aggregate principal amount at any time outstanding not to exceed 10% of Total Assets; (viii) Indebtedness of the Company represented by Capitalized Lease Obligations Incurred from time to time for point-of-sale equipment and store systems, including services and equipment supporting such equipment and systems, in an aggregate principal amount outstanding at any one time not to exceed $32 million; and (ix) other Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount outstanding at any time not to exceed $10 million.



    (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such new Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations being Refinanced. The Indenture further provides that, notwithstanding any other provision of this "-- Limitation on Indebtedness" covenant, the Company will not, and will not permit any Restricted Subsidiary to, Incur any Guarantee of Indebtedness of any Unrestricted Subsidiary other than Guarantees by the Company of Indebtedness of Unrestricted Subsidiaries outstanding or available pursuant to written agreements existing on the Issue Date.


    (d) For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company), except (1) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, (2) a dividend of shares of the Capital Stock of Aaron Brothers Holdings, Inc. or any of its Subsidiaries at any time when it is an

Unrestricted Subsidiary and (3) dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary making such dividend or distribution is not wholly owned, to its other shareholders on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or another Restricted Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, Investment or payment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default or Event of Default will have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness;" or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of the Company, whose determination will be evidenced by a resolution of such Board of Directors certified in an Officers' Certificate to the Trustee) declared or made subsequent to the Issue Date would exceed the sum of: (A) either (1) 50% of the Consolidated Net Income if the Notes are rated less than Investment Grade or
(2) 75% of Consolidated Net Income if the Notes are rated Investment Grade, in each case with respect to the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary); (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company upon such conversion or exchange); (D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and (E) $5 million.


    (b) The provisions of the foregoing paragraph (a) will not prohibit: (i) any purchase, redemption, defeasance or other acquisition of Capital Stock of the Company or Subordinated Obligations made by exchange for, or out of the net proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary); PROVIDED, HOWEVER, that (A) such purchase, redemption, defeasance or other acquisition will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from clause (3)(B) of paragraph (a) above; (ii) any purchase, redemption, defeasance or other acquisition of Subordinated Obligations made by exchange for, or out of the net proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; PROVIDED, HOWEVER, that (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Obligations being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Obligations being so redeemed, repurchased, acquired or retired), (B) such new Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Obligations so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date later than the final scheduled maturity date of the Notes and (D) such new Indebtedness has an Average Life equal to or greater than the Average Life of the Notes; PROVIDED FURTHER, HOWEVER, that such purchase, redemption, defeasance or other acquisition will be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase, redemption, defeasance or other acquisition of Subordinated Obligations (1) from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments or (2) pursuant to an offer to purchase which is then required to be made upon a change of control of the Company pursuant to the terms of the instrument governing such Subordinated Obligation; PROVIDED, HOWEVER, that such purchase will be included in the calculation of the amount of Restricted Payments; or (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that the amount of such dividend will be included in the calculation of the amount of Restricted Payments.


    LIMITATION    ON    RESTRICTIONS    ON    DISTRIBUTIONS    FROM   RESTRICTED
SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary, except: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date; (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant; PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than the encumbrances and restrictions contained in such agreements as determined in good faith by the Company and evidenced by an Officers' Certificate; (4) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture,
(C) arising or agreed to in the ordinary course of business and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary or (D) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements; (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (6) encumbrances or restrictions contained in any financing agreement of a Foreign Restricted Subsidiary or arising or existing by reason of applicable law, including any legal limitations restricting the ability of Foreign Restricted Subsidiaries to repatriate funds to the United States.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company (including as to the value of all non cash consideration), of the shares and assets subject to such Asset Disposition, (ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or Temporary Cash Investments and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be (A) FIRST, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior

Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness (other than Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary, as the case may be, elects, to the investment by the Company or any Restricted Subsidiary in Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined below) to purchase Notes pursuant to and subject to the conditions set forth in paragraph (b) of this covenant within 45 days after the later of the application of Net Available Cash in accordance with clauses (A) and (B) and the date that is one year from the receipt of such Net Available Cash; and (D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to (x) the acquisition by the Company or any Wholly Owned Subsidiary of Additional Assets, (y) the prepayment, repayment or purchase of Indebtedness of the Company (other than Indebtedness owed to an Affiliate of the Company and other than Disqualified Stock of the Company) or Indebtedness of any Restricted Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company) or (z) to general corporate purposes (other than to the payment of dividends or distributions in respect of, or repurchases of, Capital Stock), in each case within 45 days after the later of one year from the receipt of such Net
Available Cash and the date the Offer described in paragraph (b) below is consummated; PROVIDED, HOWEVER that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will, to the extent such Indebtedness is not revolving Indebtedness, retire such Indebtedness and, subject to clause (i) of paragraph (b) under "-- Limitation on Indebtedness", will cause any related loan commitment or availability (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.


    Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $5,000,000. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B)) are less than $10,000,000 for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    For the purposes of this covenant, the following are deemed to be cash: (x) the assumption by the transferee of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

    (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C) of this covenant, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued interest to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) above.

    (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any agreement or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, or rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless (i) the terms of such transaction or agreement are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate; (ii) in the event such Affiliate Transaction involves an aggregate amount in excess of $1,000,000, the terms of such transaction or agreement shall have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (i) above) and (iii) in the event such Affiliate Transaction involves an aggregate amount in excess of $5,000,000, the Company has received a written opinion from a nationally recognized Independent Financial Advisor that such Affiliate Transaction is either fair to the Company from a financial point of view or is on terms no less favorable to the Company than could be obtained in an arm's length transaction from a Person who is not an Affiliate.


    (b) The foregoing shall not apply to (i) any Restricted Payment permitted to be made pursuant to "-- Limitation on Restricted Payments", (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors or the payment of fees and indemnities to directors of the Company and its Restricted Subsidiaries in the ordinary course of business, (iii) loans or advances to employees in the ordinary course of business, (iv) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (v) transactions pursuant to written agreements in existence on the Issue Date or (vi) any transaction between the Company or any Wholly Owned Subsidiary, on the one hand, and a Restricted Subsidiary, on the other hand, in the ordinary course of business on terms that are customary in the industry or consistent with past practice.


    LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the Issue Date or thereafter acquired, securing any obligation, other than Permitted Liens, unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations) such obligation for so long as such obligation is so secured.


    LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and (B) create a Lien, if any, on such property securing such Attributable Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under "-- Limitation on Liens," (ii) the net cash proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined in good faith by the Board of Directors of the Company and certified in an Officers' Certificate to the Trustee) of such property and (iii) the transfer of such property is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock".



    LIMITATION ON SALE OF SUBSIDIARY CAPITAL STOCK. The Company (i) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than to the Company or a Wholly Owned
Subsidiary), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Restricted Subsidiary and (b) the net cash proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under "-- Limitation on Sales of Assets and Subsidiary Stock" and (ii) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Subsidiary; PROVIDED that any Restricted Subsidiary may issue in an underwritten public offering or otherwise sell any shares of any class of its common stock so long as (x) no more than 20% of such class, after giving effect to any such issuance or sale, is then held by Persons other than the Company or any Restricted Subsidiary and (y) the net cash proceeds from such public offering or sale are applied in accordance with the covenant described above under "-- Limitation on Sales of Assets and Subsidiary Stock".


    SEC REPORTS. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and Noteholders with the annual reports and such information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company also will comply with the other provisions of TIA Section 314(a).

MERGER AND CONSOLIDATION

    The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company will have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; provided that this clause (iv) will not restrict the Company's ability to consolidate with or merge with any Person in a transaction accounted for as a pooling of interests where the successor Company's Consolidated Net Worth is no more than 5% less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, as set forth in the Indenture.

    The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a lease of all its assets or a conveyance, transfer or lease of substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii) and (iii), any Wholly Owned Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Merger and Consolidation", (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "-- Change of Control" or "-- Certain Covenants" (in each case, other than a failure to purchase Notes), (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) the failure by the Company or any Significant Subsidiary of the Company to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5 million or its foreign currency equivalent (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary of the Company (the "bankruptcy provisions") or (viii) any final, non-appealable judgment or decree for the payment of money in excess $5 million is rendered against the Company or any Significant Subsidiary of the Company and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) such judgment or decree remains unpaid and outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision").

    The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

    However, a default under clauses (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in aggregate principal amount of the outstanding Notes notify the Company as provided in the Indenture of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder shall have previously given the Trustee notice that an Event of Default is continuing,
(ii) Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have requested the Trustee to pursue the remedy, (iii) such Holders shall have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee shall not have complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes shall not have given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption", (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are as described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder and to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA.

    The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture, including any transfer tax or other similar governmental charge payable in connection therewith. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE


    The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust (as defined herein) and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" and the limitations contained in clauses (iii) and (iv) under "-- Merger and Consolidation" ("covenant defeasance").


    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "-- Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "-- Merger and Consolidation".

    In order to exercise either defeasance option, the Company must irrevocably deposit or cause to be deposited in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes (except lost, stolen or destroyed Notes which have been replaced or repaid) to maturity or redemption, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE


    The Bank of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.


GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other than inventory in the ordinary course of business and other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants in the Indenture, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property, assets, inventory or Temporary Cash Investments in the ordinary course of business, (iii) for purposes of the
"Limitation on Sales of Assets and Subsidiary Stock" covenant only, a disposition that constitutes a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, (iv) a disposition of duplicative or excessive real property where less than 75% of the consideration received is in

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the  form of cash or Temporary Cash Investments, which disposition occurs within one year of the acquisition thereof and (v) any disposition of assets with an aggregate fair market value (as determined in good faith by the Board of Directors) of less than $1 million.


    "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); PROVIDED, HOWEVER, that "Attributable Indebtedness" shall not include any such obligations to the extent they relate to the lease of stores, warehouses, offices or distribution facilities, including without limitation, the fixtures appertaining thereto, unless such obligations are required to be recorded on the Company's balance sheet in accordance with GAAP.


    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the product of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Board of Directors" means the Board of Directors or equivalent governing body of a Person (or the general partner of such Person, as the case may be) or any committee thereof duly authorized to act on behalf of such Board or equivalent governing body.

    "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such interest expense, (i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) Preferred Stock dividends in respect of all Preferred Stock of the Company and its Subsidiaries held by Persons other than the Company or a Wholly Owned Subsidiary and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; PROVIDED, HOWEVER, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

    "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries in accordance with GAAP; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income:

        (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in (iv) below the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income,

        (ii) any net income (loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition,

        (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in (iv) below the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

        (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person,

        (v) any extraordinary gain or loss, and

        (vi) the cumulative effect of a change in accounting principles.

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.


    "Credit Agreement" means the Credit Agreement, dated as of June 18, 1994, among the Company, the lenders parties thereto, and NationsBank of Texas, N.A., as agent, as it may be amended, extended, renewed, refinanced or replaced from time to time.


    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or  exchangeable for Indebtedness  or Disqualified Stock  or
(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes.

    "EBITDA" for any period means the sum of Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense, and (v) all other non-cash items reducing Consolidated Net Income (excluding any non-cash items to the extent they represent an accrual of, or reserve for, cash disbursements for any subsequent period), less all non-cash items increasing such Consolidated Net Income in each case for such period. Notwithstanding the foregoing, the income tax expense, depreciation expense and amortization expense of a Restricted Subsidiary of the Company shall be included in EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be distributable to the Company by such Subsidiary as a dividend.

    "Equity Offering" means an offering for cash of common stock of the Company.

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
    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Foreign Restricted Subsidiary" means a Restricted Subsidiary that is organized under the laws of any country other than the United States and substantially all the assets of which are located outside the United States.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary.

    "Indebtedness"  means,  with  respect   to  any  Person   on  any  date   of
determination (without duplication),

        (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money,

        (ii) the principal of and premium (if any) in respect of obligations  of
    such   Person  evidenced  by  bonds,  debentures,  notes  or  other  similar instruments,

        (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto),

        (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more that six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services,

        (v) all Capitalized Lease Obligations and all Attributable Indebtedness of such Person,

        (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends),

        (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and
    (B) the amount of such Indebtedness of such other Person,

        (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person and

        (ix) to the extent not otherwise included in this definition, Hedging Obligations.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

    "Independent Financial Advisor" means any independent investment banking, actuarial, appraisal, consulting or accounting firm experienced in the appraisal or similar review of the applicable transaction or similar types of transactions.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant,
(i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors and evidenced by a resolution of such Board of Directors certified in an Officers' Certificate to the Trustee.

    "Investment Grade" means BBB- or higher by Standard & Poor's Ratings Group and its successors and Baa3 or higher by Moody's Investors Service, Inc. and its successors.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).


    "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,
(iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the

Company or any Restricted Subsidiary after such Asset Disposition and (v) in the case of an Asset Disposition by a Foreign Restricted Subsidiary, any amount which, as a result of applicable law, may not be legally repatriated to the United States.

    "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Permitted Holders" means Sam Wyly, Charles J. Wyly, Jr., Evan A. Wyly, trusts established by or for the benefit of any such Persons or any of their lineal descendants, entities controlled by any such trusts, and their respective Affiliates.

    "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business;
(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER,that such Person's primary business is a Related Business;
(iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(vi) loans or advances to employees made in the ordinary course of business consistent with past practice of the Company or such Restricted Subsidiary;
(vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) Investments by the Company or any of its Restricted Subsidiaries in one or more Unrestricted Subsidiaries in an aggregate amount not to exceed $15 million; and (ix) advances to vendors in the ordinary course of business in an aggregate principal amount at any one time outstanding not to exceed $5 million.


    "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and landlords' Liens; (c) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging
Obligations; (g) leases and subleases of real property which do not interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, and which are made on customary and usual terms applicable to similar properties; (h) Liens existing as of the date on which the Notes are originally issued and Liens created by the Indenture; (i) Liens created solely for the purpose of securing Purchase Money Debt Incurred after the date on which the Notes are originally issued; PROVIDED, HOWEVER, that (A) the aggregate principal amount of Indebtedness secured by such Liens shall not exceed the lesser of cost or fair market value of the assets or property so acquired or constructed, (B) the Indebtedness secured by such Liens shall have otherwise been permitted to be issued under the Indenture and (C) such Liens shall not encumber any other assets or property of the Company or any of its Restricted Subsidiaries and shall attach to such assets or property within 90 days of the construction, acquisition or improvement of such assets or property; (j) Liens on the assets or property of a Restricted Subsidiary of the Company existing at the time such Restricted Subsidiary became a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Restricted Subsidiary becoming a Subsidiary of the Company; PROVIDED, HOWEVER, that (A) any such Lien does not by its terms cover any property or assets after the time such Restricted Subsidiary becomes a Subsidiary which were not covered immediately prior to such transaction, (B) the incurrence of the Indebtedness secured by such Lien shall have otherwise been permitted to be issued under the Indenture, and (C) such Liens do not extend to or cover any other property or assets of the Company or any of its Restricted Subsidiaries; (k) Liens to secure Capitalized Lease Obligations permitted to be Incurred under the Indenture; (l) Liens to secure Indebtedness permitted to be Incurred under the Indenture which is recourse solely to the assets securing such Indebtedness; PROVIDED that (i) the fair market value, as determined by the Board of Directors in good faith, of the assets subject to such Liens (determined at the time such Liens are granted) does not exceed an amount equal to 125% of the amount of such Indebtedness and (ii) the aggregate principal amount outstanding at any one time of all Indebtedness secured by such Liens shall not exceed $10 million; and (m) Liens extending, renewing or replacing in whole or in part a Lien permitted by the Indenture; PROVIDED, HOWEVER, that (A) such Liens do not extend beyond the property subject to the existing Lien and improvements and construction on such property and (B) the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.


    "Person" means any individual, corporation, partnership joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "Public Market" means any time after (x) the common stock of the Company is then registered with the SEC pursuant to Section 12(b) or 12(g) of the Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and (y) at least 20% of the total issued and outstanding Voting Stock of the Company has been distributed by means of an effective registration statement under the Securities Act.


    "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to (or, to the extent of any applicable premium in connection with a refinancing, greater than) or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the applicable date.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

    "SEC" means the U.S. Securities and Exchange Commission.

    "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

    "Senior Indebtedness" means all Indebtedness of the Company, including interest thereon, whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by the Company,
(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness, Guarantee or obligation of the Company which is subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of the Company, including any Subordinated Obligations, (5) any obligations with respect to any Capital Stock, (6) Indebtedness which, when Incurred and without respect to any election under
Section 1111(b) of Title II, United States Code, is without recourse to the Company, or (7) any Indebtedness Incurred in violation of the Indenture.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

    "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated

"A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of an Issuer) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group, and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

    "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. SectionSection 77aaa-77bbbb) as in effect on the date of the Indenture.

    "Total Assets" means, as of any date, the Company's total consolidated assets as of such date, as determined in accordance with GAAP.

    "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Unrestricted Subsidiary" means (i) initially, Aaron Brothers Holdings, Inc., and Michaels of Canada, Inc., (ii) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (iii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that (i) either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under "Limitation on Restricted Payments" and (ii) the holders of any permitted Indebtedness of such Subsidiary do not have direct or indirect recourse against the Company or any Restricted Subsidiary of the Company and neither the Company nor any Restricted Subsidiary of the Company otherwise has any liability for any payment obligations in respect of such Indebtedness. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under clause (a) of "Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY SYSTEM

    The Notes will initially be issued in the form of one or more Global Securities (as defined in the Indenture) held in book-entry form. Accordingly, Depositary or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture.

    Upon the issuance of a Global Security, Depositary or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such persons in the Offering. Such accounts shall be designated by the Underwriters with respect to Notes placed by the Underwriters for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Depositary for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    Payment of principal and interest on Notes represented by any such Global Security will be made to Depositary or its nominee, as the case may be, as the sole registered owner and the sold holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company, or the Underwriters will have any responsibility or liability for any aspect of Depositary's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising, or reviewing any of Depositary's records relating to such beneficial ownership interests.

    The Company has been advised by Depositary that upon receipt of any payment of principal of, or interest on, any Global Security, Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of Depositary. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

    A Global Security may not be transferred except as a whole by Depositary to a nominee of Depositary or by a nominee of Depositary to Depositary. A Global Security is exchangeable for certificated Notes only if (i) Depositary notifies the Issuers that it is unwilling or unable to continue as a Depositary (as defined in the Indenture) for such Global Security or if at any time Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable, or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Company maintained for such purposes, and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices, and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Cede & Co. has been appointed as the nominee of Depositary. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereon for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Depositary has advised the Company that Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own Depositary. Access to Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either direct or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of the Depositary until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



    Material United States federal income tax consequences that may be relevant to holders of Notes generally are set forth below. The following discussion does not address all aspects of United States federal income taxation that may be relevant to a particular holder in light of personal investment circumstances or certain types of investors subject to special treatment under the United States federal income tax laws, (for example, individual retirement and other tax-deferred accounts, life insurance companies, tax exempt organizations, taxpayers subject to the alternative minimum tax, dealers in securities or currencies, financial institutions or persons holding Notes as part of a hedging, straddle or conversion transaction). This discussion deals only with Notes held as capital assets by the initial purchasers thereof. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings, and judicial decisions now in effect, all of which are subject to change. As used herein, a "U.S. Holder" of a Note means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income tax regardless of its source. A Non-U.S. Holder is a holder other than a U.S. Holder.



    INTEREST INCOME. Interest payments on a Note will be includable in a U.S. Holder's gross income as ordinary interest income in accordance with such U.S. Holder's regular method of accounting for tax purposes. For cash basis U.S. Holders, such payments will be includable in income when received (or when made available for receipt, if earlier). For accrual basis U.S. Holders, such payments will be includable in income when all events necessary to establish the right to receive such payments have occurred.



    GAIN OR LOSS ON SALE OR EXCHANGE OF NOTES. If a Note is sold, exchanged or otherwise disposed of (including by reason of redemption or retirement), the disposing U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted basis in the Note. A U.S. Holder's initial tax basis in a Note will generally be equal to such U.S. Holder's cost of the Note. Subject to the discussion of market discount below, any gain or loss on the sale or exchange of a Note will be capital gain or loss if the Note was held as a capital asset. Any capital gain or loss recognized on the sale or exchange of a Note will be long-term capital gain or loss if the Note was held for more than one year as of the time of its disposition. Under current law, net capital gains of certain non-corporate taxpayers are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.



    MARKET DISCOUNT. A U.S. Holder of a Note will be subject to the "market discount" rules of the Code if such U.S. Holder acquires a Note that has a term of more than one year from its issue date at a market discount that is greater than the DE MINIMIS amount described below. In general, market discount will equal the excess (if any) of the Note's stated redemption price at maturity over the price paid for the Note. Under the DE MINIMIS rule, if such excess is less than 0.25% of the stated redemption price at maturity of the Note multiplied by the number of complete years to maturity remaining after the U.S. Holder acquired the Note, market discount is deemed to be zero.



    A U.S. Holder of a Note containing market discount generally will be required to treat any gain realized on the sale or exchange (including by reason of redemption or retirement) of a Note as ordinary interest income to the extent of the market discount that has accrued on a straight-line basis (or on an economic accrual basis, if such basis of accrual has been properly elected by the U.S. Holder under Section 1276(b) of the Code) while the Note was held by such U.S. Holder and that has not previously been included in income. If such
Note is disposed of in a nontaxable transaction (other than specified nonrecognition transactions), accrued market discount will be includable as ordinary income to the U.S. Holder as if such U.S. Holder has sold the Note at its then fair market value. The Notes provide that they may be redeemed prior to maturity under certain circumstances. If the Notes were redeemed in part, a U.S. Holder with market discount would be required to include in gross income (as ordinary income) the portion of the principal payment attributable to accrued market discount on the Notes. The market discount rules also provide that a U.S. Holder who acquires a Note at a market discount may be required to defer of all or a portion of the interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such Note until the U.S. Holder disposes of the Note in a taxable transaction. Under
Section 1278(b) of the Code, a U.S. Holder may elect to include market discount in income constantly as it accrues, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.



    NON-U.S. HOLDERS. If interest paid (or accrued) to a Non-U.S. Holder is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, the interest generally will be considered "portfolio interest," and generally will not be subject to United States federal income tax and withholding tax if the Non-U.S. Holder (i) is not actually or constructively a "10 percent shareholder" of the Company within the meaning of section 871(h) of the Code and the regulations thereunder, (ii) is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, and (iii) satisfies the statement requirement in section 871(h)(5) and 881(c) of the Code and the regulations thereunder. Pursuant to current temporary Treasury regulations, such statement requirement will generally be met if the beneficial owner provides the person otherwise required to withhold U.S. tax with an appropriate statement on Internal Revenue Service Form W-8 or an appropriate substitute form, signed under penalties of perjury, certifying that the beneficial owner of the Note is not a U.S. person and providing the Non-U.S. Holder's name and address. If the information provided in the statement changes, the Non-U.S. Holder must so inform the person otherwise required to withhold U.S. tax within 30 days of such change. The statement generally must be provided in the year a payment occurs or in either of the two preceding years. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the withholding agent. However, in that case, the signed statement from the financial institution must certify that the financial institution or a financial institution between it and the beneficial owner has received a Form W-8 or substitute form from the beneficial owner and must provide a copy of such Form W-8 or substitute form provided by the Non-U.S. Holder that owns the Note. If such interest is not portfolio interest, then it will be subject to United States withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty; for example, holders who are residents of Canada and entitled to the benefits of the U.S.-Canada income tax treaty may be subject to a reduced rate of U.S. federal withholding tax (generally 10%) on interest paid or accrued on Notes. Unless certain documentary certification requirements, including the proper and timely filing of an Internal Revenue Service Form 1001 (or successor form), are satisfied, however, such payments will be subject to withholding at a rate of 30%.



    Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and (ii) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year.



    If the interest, gain or income on a Note held by a Non-U.S. Holder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (although exempt from the tax previously discussed and, if the holder provides a properly completed Internal Revenue Service Form 4224 (or successor form) exempt from withholding of such tax), the holder generally will be subject to United States federal income tax on the interest, gain or income at regular United States federal income tax rates. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, subject to adjustments, unless it qualifies for a lower rate under an applicable tax treaty; for example, under the U.S.-Canada income tax treaty, the rate of U.S. branch profits tax to which corporate residents of Canada are subject is reduced to 6% for 1996 and 5% thereafter if such residents comply with certain certification requirements.



    Proposed withholding regulations ("Withholding Proposals") issued by the IRS were published in the Federal Register on April 22, 1996. If and when finalized, the Withholding Proposals would substantially modify the existing rules summarized above for the withholding of U.S. tax on payments of certain kinds of income (including interest paid by U.S. obligors) to Non-U.S. Holders. The Withholding Proposals would, if finalized in their current form and upon becoming effective, make significant changes to certain of the procedures and certification requirements described above in order to secure a reduction in, or an exemption from, U.S. withholding tax otherwise due with respect to payments to holders who are Non-U.S. Holders. Subject to certain exceptions and transition rules, if finalized in their current form the Withholding Proposals would be effective for payments made after December 31, 1997, regardless of the date of issuance of the instrument with respect to which those payments are made. There can be no assurance that the Withholding Proposals will be finalized (whether before or after their proposed effective date) or, if they are finalized, that they will not be materially modified from their current form. Prospective holders who are Non-U.S. Holders are urged to consult their own tax advisors with respect to the possible impact of the Withholding Proposals on their particular situations.



    INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Notes and to the proceeds of sale of a Note paid to holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status upon request or fails to report in full dividend and interest income.



    Generally, no information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in the first sentence under "Non-U.S. Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.


    Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or credit against such holder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.


    The Withholding Proposals would, if finalized in their current form and upon becoming effective, modify the foregoing information reporting and backup withholding rules referred to above to conform them generally to the rules proposed therein with respect to withholding of United States federal income tax on certain payments to Non-U.S. Holders. Prospective holders who are Non-U.S. Holders are urged to consult their own tax advisors with respect to the possible impact of the Withholding Proposals on their particular situations.



    THE FOREGOING DISCUSSION DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF ITS INDIVIDUAL INVESTMENT CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, NOR DOES SUCH DISCUSSION ADDRESS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX LAWS OR OF ANY FEDERAL TAX LAWS OTHER THAN THE INCOME TAX LAWS. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE FUTURE CHANGES IN SUCH TAX LAWS.

                                  UNDERWRITING


    Under  the terms and subject to  the conditions contained in an Underwriting
Agreement dated                , 1996 (the  "Underwriting Agreement") among  the
Company, CS First Boston Corporation, Salomon Brothers Inc, NationsBanc Capital Markets, Inc. and Robertson, Stephens & Company LLC (the "Underwriters"), the Underwriters have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes.


                                                                                    Principal
                                   Underwriter                                        Amount
- ----------------------------------------------------------------------------------  ----------
CS First Boston Corporation.......................................................  $
Salomon Brothers Inc..............................................................
NationsBanc Capital Markets, Inc..................................................
Robertson, Stephens & Company LLC.................................................
                                                                                    ----------
  Total...........................................................................  $
                                                                                    ----------
                                                                                    ----------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


    The Company has been advised that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of % of the principal amount per Note, and the Underwriters and such dealers may allow a discount of % of such principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.


    The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to act as market makers for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    NationsBank of Texas, N.A., an affiliate of NationsBanc Capital Markets, Inc., is the agent and lender under the Credit Agreement and, as such, will be receiving more than 10% of the net proceeds of the Offering. See "Use of Proceeds". Accordingly, the Offering is being made in accordance with the requirements of Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD"). This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the securities may not be lower than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, CS First Boston Corporation is assuming the responsibility of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the Notes, when sold to the public at the public offering price set forth on the cover page of this Prospectus, is no lower than that recommended by CS First Boston Corporation. In addition, CS First Boston Corporation and certain of its affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking services to the Company and certain of its affiliates.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Notes to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby and the issuance thereof have been passed upon for the Company by Jones, Day, Reavis & Pogue, Dallas, Texas. Michael C. French, a consultant to Jones, Day, Reavis & Pogue, is a director of the Company. Certain legal matters have been passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

    The consolidated financial statements of Michaels Stores, Inc. at January 28, 1996 and January 29, 1995, and for each of the three years in the period ended January 28, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors.............................................................................         F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets as of January 29, 1995 and January 28, 1996..................................         F-3

  Consolidated Statements of Operations for the 1993, 1994 and 1995 Fiscal Years...........................         F-4

  Consolidated Statements of Cash Flows for the 1993, 1994 and 1995 Fiscal Years...........................         F-5

  Consolidated Statements of Shareholders' Equity for the 1993, 1994 and 1995 Fiscal Years.................         F-6

  Notes to Consolidated Financial Statements...............................................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Michaels Stores, Inc.

    We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. as of January 28, 1996 and January 29, 1995, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michaels Stores, Inc. at January 28, 1996 and January 29, 1995, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP

                                          --------------------------------------
                                                    Ernst & Young LLP

Dallas, Texas
March 6, 1996

                             MICHAELS STORES, INC.

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS


                                                                                          JANUARY 29,  JANUARY 28,
                                                                                             1995         1996
                                                                                          -----------  -----------
CURRENT ASSETS:
  Cash and equivalents..................................................................   $   1,907    $   2,870
  Marketable securities.................................................................      15,002       --
  Merchandise inventories...............................................................     375,096      366,102
  Income taxes receivable and deferred income taxes.....................................      15,002       35,177
  Prepaid expenses and other............................................................      11,525       12,143
                                                                                          -----------  -----------
    Total current assets................................................................     418,532      416,292
                                                                                          -----------  -----------
PROPERTY AND EQUIPMENT, AT COST.........................................................     204,032      255,386
  Less accumulated depreciation.........................................................     (62,228)     (82,157)
                                                                                          -----------  -----------
                                                                                             141,804      173,229
                                                                                          -----------  -----------
COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS, NET...............................     117,377      143,721
OTHER ASSETS............................................................................       8,313        6,538
                                                                                          -----------  -----------
                                                                                             125,690      150,259
                                                                                          -----------  -----------
                                                                                           $ 686,026    $ 739,780
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable......................................................................   $ 103,649    $  98,799
  Accrued liabilities and other.........................................................      82,441       88,510
                                                                                          -----------  -----------
    Total current liabilities...........................................................     186,090      187,309
                                                                                          -----------  -----------
BANK DEBT...............................................................................      41,100       87,200
CONVERTIBLE SUBORDINATED NOTES..........................................................      96,950       96,940
OTHER LONG-TERM LIABILITIES.............................................................       5,969       32,378
                                                                                          -----------  -----------
    Total long-term liabilities.........................................................     144,019      216,518
                                                                                             330,109      403,827
                                                                                          -----------  -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 2,000,000 shares authorized, none issued.............      --           --
  Common stock, $.10 par value, 50,000,000 shares authorized, 21,504,110 issued and
   outstanding (21,354,167 in fiscal 1994)..............................................       2,135        2,150
  Additional paid-in capital............................................................     244,561      243,325
  Retained earnings.....................................................................     109,221       90,478
                                                                                          -----------  -----------
    Total shareholders' equity..........................................................     355,917      335,953
                                                                                          -----------  -----------
                                                                                           $ 686,026    $ 739,780
                                                                                          -----------  -----------
                                                                                          -----------  -----------


          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                                         FISCAL YEAR
                                                                             ------------------------------------
                                                                                1993        1994         1995
                                                                             ----------  ----------  ------------
NET SALES..................................................................  $  619,688  $  994,563  $  1,294,886
                                                                             ----------  ----------  ------------
Cost of sales and occupancy expense........................................     403,869     644,737       936,537
Selling, general and administrative expense................................     174,463     278,716       373,395
Store closing and conversion costs.........................................      --           7,074       --
                                                                             ----------  ----------  ------------
OPERATING (LOSS) INCOME....................................................      41,356      64,036       (15,046)
Interest expense...........................................................       6,378       9,103        16,841
Other expense and (income), net............................................      (7,666)     (2,226)        2,952
                                                                             ----------  ----------  ------------
(LOSS) INCOME BEFORE INCOME TAXES..........................................      42,644      57,159       (34,839)
(Benefit) provision for income taxes.......................................      16,357      21,512       (14,422)
                                                                             ----------  ----------  ------------
NET (LOSS) INCOME..........................................................  $   26,287  $   35,647  $    (20,417)
                                                                             ----------  ----------  ------------
                                                                             ----------  ----------  ------------
(LOSS) EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
  Primary..................................................................  $     1.53  $     1.77  $      (0.95)
  Assuming full dilution...................................................  $     1.52  $     1.76  $      (0.95)
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING:
  Primary..................................................................      17,231      20,146        21,517
  Assuming full dilution...................................................      19,809      20,807        21,517


          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                           FISCAL YEAR
                                                                               -----------------------------------
                                                                                  1993        1994         1995
                                                                               ----------  -----------  ----------
OPERATING ACTIVITIES:
  Net (loss) income..........................................................  $   26,287  $    35,647  $  (20,417)
  Adjustments:
    Depreciation and amortization............................................      12,490       21,512      30,928
    Other....................................................................      (3,537)        (501)        943
    Change in assets and liabilities excluding the effects of acquisitions:
      Merchandise inventories................................................     (87,885)    (134,671)     13,406
      Prepaid expenses and other.............................................      (6,358)       5,747      (1,534)
      Deferred income taxes and other........................................        (611)       7,276     (11,188)
      Accounts payable.......................................................      11,545       37,065      (6,585)
      Income taxes payable...................................................       3,304       (8,363)     --
      Accrued liabilities and other..........................................      15,830       (1,979)      3,695
                                                                               ----------  -----------  ----------
        Net change in assets and liabilities.................................     (64,175)     (94,925)     (2,206)
                                                                               ----------  -----------  ----------
        Net cash provided by (used in) operating activities..................     (28,935)     (38,267)      9,248
                                                                               ----------  -----------  ----------
INVESTING ACTIVITIES:
  Additions to property and equipment........................................     (46,816)     (68,106)    (54,906)
  Net proceeds from sales of property and equipment..........................      --          --            3,159
  Net proceeds from sales of marketable securities...........................      17,807       44,484      18,860
  Acquisitions and other.....................................................      --          (43,685)    (24,909)
                                                                               ----------  -----------  ----------
        Net cash used in investing activities................................     (29,009)     (67,307)    (57,796)
                                                                               ----------  -----------  ----------
FINANCING ACTIVITIES:
  Net borrowings under bank credit facilities................................      13,000       28,100      46,100
  Payment of other long-term liabilities.....................................        (115)         (89)       (891)
  Proceeds from issuance of common stock.....................................       3,851       78,603       4,302
                                                                               ----------  -----------  ----------
        Net cash provided by financing activities............................      16,736      106,614      49,511
                                                                               ----------  -----------  ----------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS..............................     (41,208)       1,040         963
CASH AND EQUIVALENTS AT BEGINNING OF YEAR....................................      42,075          867       1,907
                                                                               ----------  -----------  ----------
CASH AND EQUIVALENTS AT END OF YEAR..........................................  $      867  $     1,907  $    2,870
                                                                               ----------  -----------  ----------
                                                                               ----------  -----------  ----------
Cash payments (receipts) for:
  Interest...................................................................  $    5,034  $     7,166  $   15,236
  Income taxes...............................................................      11,620       17,753      (2,155)


          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   FOR THE THREE YEARS ENDED JANUARY 28, 1996
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                 ADDITIONAL
                                                       NUMBER OF      COMMON      PAID-IN     RETAINED
                                                         SHARES        STOCK      CAPITAL     EARNINGS     TOTAL
                                                      ------------  -----------  ----------  ----------  ----------
BALANCE AT JANUARY 31, 1993.........................    16,474,330   $   1,647   $  103,340  $   50,290  $  155,277
  Exercise of stock options, net....................       223,027          23        3,828      --           3,851
  Net income........................................       --           --           --          26,287      26,287
                                                      ------------  -----------  ----------  ----------  ----------
BALANCE AT JANUARY 30, 1994.........................    16,697,357       1,670      107,168      76,577     185,415
  Adjustment for pooling-of-interests accounting in
   an acquisition...................................       --           --           --          (1,157)     (1,157)
  Issuance of shares in acquisitions................     1,992,268         199       58,257      --          58,456
  Proceeds from stock offering......................     2,353,432         235       71,980      --          72,215
  Adjustment for change in market value of
   marketable securities............................       --           --           --          (1,514)     (1,514)
  Exercise of stock options and other...............       311,110          31        7,156        (332)      6,855
  Net income........................................       --           --           --          35,647      35,647
                                                      ------------  -----------  ----------  ----------  ----------
BALANCE AT JANUARY 29, 1995.........................    21,354,167       2,135      244,561     109,221     355,917
  Retirement of shares reacquired...................      (170,025)        (17)      (5,516)     --          (5,533)
  Adjustment for change in market value of
   marketable securities............................       --           --           --           1,514       1,514
  Exercise of stock options and other...............       319,968          32        4,280         160       4,472
  Net loss..........................................       --           --           --         (20,417)    (20,417)
                                                      ------------  -----------  ----------  ----------  ----------
BALANCE AT JANUARY 28, 1996.........................    21,504,110   $   2,150   $  243,325  $   90,478  $  335,953
                                                      ------------  -----------  ----------  ----------  ----------
                                                      ------------  -----------  ----------  ----------  ----------

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS

    Michaels Stores, Inc. (the "Company") owns and operates a chain of specialty retail stores featuring creative craft products and home decor items. The Company operates nationwide and also has stores in Canada and Puerto Rico.

FISCAL YEAR END

    The Company reports on a 52/53-week fiscal year which ends on the Sunday closest to January 31; thus, fiscal 1995 ("1995"), fiscal 1994 ("1994") and fiscal 1993 ("1993"), ended on January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MARKETABLE SECURITIES

    Marketable securities  are carried  at fair  value, based  on quoted  market prices or dealer quotes as of the last trading day of the fiscal year. Marketable securities held by the Company at January 29, 1995 were classified as available-for-sale securities. Net realized gains (losses), dividend income, and interest income were: $(2.9) million, $0.5 million and $0.1 million,
respectively,   for  1995;  $0.1   million,  $1.0  million   and  $0.3  million,
respectively, for 1994; and $4.1 million, $4.0 million and $1.5 million, respectively, for 1993.

MERCHANDISE INVENTORIES

    Store merchandise inventories are valued at the lower of average cost (determined by a retail method) or market. Distribution center inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

    During 1995 the Company implemented an inventory SKU reduction program which resulted in charges of approximately $64.4 million primarily associated with the retail markdown of inventories.

PROPERTY AND EQUIPMENT

    Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

    Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $10,532,000 and $7,295,000 as of the end of 1995 and 1994, respectively. The Company assesses the recoverability of costs in excess of net assets acquired annually based on existing facts and circumstances. The Company measures the recoverability of this asset on an on-going basis based on projected earnings before interest, depreciation and amortization, on an undiscounted basis. Should the Company's assessment indicate an impairment of this asset in the future, an appropriate write-down will be recorded.

INTEREST-RATE SWAP AGREEMENTS

    The Company enters into interest-rate swap agreements from time to time to modify the interest characteristics of its outstanding debt from a floating rate to a fixed basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt.

                             MICHAELS STORES, INC.

ADVERTISING COSTS

    Advertising costs are expensed in the period in which the advertising first occurs. In 1995, 1994 and 1993, the Company incurred $62,696,000, $47,089,000 and $29,227,000, respectively, of advertising expense.

STORE PRE-OPENING COSTS

    Store pre-opening costs are expensed in the fiscal year in which the store opens. In 1995, 1994 and 1993, the Company incurred $7,466,000, $6,541,000 and
$4,893,000, respectively, of store pre-opening costs.

EARNINGS PER SHARE

    Earnings per share data are based on the weighted average number of shares outstanding, including common stock equivalents and other dilutive securities. The assumed conversion of the convertible subordinated notes was dilutive for the fourth quarter and full year of both 1993 and 1994 and was therefore included in the calculation of fully diluted earnings per share data for those periods.

NEW ACCOUNTING PRONOUNCEMENTS

    The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

    In the first quarter of fiscal 1996 the Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets." The adoption is not expected to have a material effect on the Company's financial position or results of operations.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS


                                                                                     1994        1995
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
Property and equipment:
  Land and buildings............................................................  $    7,640  $    3,284
  Fixtures and equipment........................................................     145,253     183,545
  Leasehold improvements........................................................      51,139      68,557
                                                                                  ----------  ----------
                                                                                  $  204,032  $  255,386
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Accrued liabilities and other:
  Salaries, bonuses and other payroll-related costs.............................  $   21,527  $   29,467
  Rent..........................................................................      16,524       8,237
  Taxes, other than income and payroll..........................................      13,344      15,439
  Other.........................................................................      31,046      35,367
                                                                                  ----------  ----------
                                                                                  $   82,441  $   88,510
                                                                                  ----------  ----------
                                                                                  ----------  ----------


DEBT

    In January 1993, the Company issued $97.75 million of convertible subordinated notes ("Subordinated Notes") due January 15, 2003. Interest, payable semi-annually on January 15 and July 15, was computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and at 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance costs) over the full term of the Subordinated Notes. The Subordinated Notes are redeemable at the option of the Company at redemption prices ranging from 104.14% to 100%. The Subordinated Notes are not entitled to any sinking fund. The Subordinated Notes are convertible into the Company's common stock at any time, at a conversion price of $38 per share. A total of 2,551,053 shares of common stock are reserved for conversion. During 1994 and 1995, a total of $800,000 and $10,000, respectively, in Subordinated Notes were converted to 21,315 shares of the Company's common stock. The fair value, based on dealer quotes, of the outstanding Subordinated Notes as of January 28, 1996 and January 29, 1995 was $76.0 million and $98.6 million, respectively.

                             MICHAELS STORES, INC.

    The Company has a bank credit agreement ("Credit Agreement") which includes an unsecured line of credit and provides for the issuance of commercial letters of credit. Borrowings under the Credit Agreement, which expires in June 1998, were $87.2 million and $41.1 million at January 28, 1996 and January 29, 1995, respectively. The weighted average interest rates for outstanding borrowings were 7.3% and 7.7% during 1995 and 1994, respectively. Borrowings under the Credit Agreement are limited to the lesser of $200 million or the Company's borrowing base (as defined in the Credit Agreement, $183.1 million at January 28, 1996) in either case minus the aggregate amount of letters of credit outstanding. The Credit Agreement requires the Company to maintain various financial ratios and restricts the Company's ability to pay dividends. On March 4, 1996, the Credit Agreement was amended to provide, among other things, for a waiver of the fixed charges coverage ratio for the fourth quarter of 1995.

INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of the respective year-end balance sheets are as follows:


                                                                                      1994       1995
                                                                                    ---------  ---------
                                                                                       (IN THOUSANDS)
Deferred tax assets:
  Tax inventory in excess of book inventory.......................................  $     748  $   3,100
  Accrued expenses not deductible until paid......................................     11,114     13,529
  Net operating loss and alternative minimum tax credit carryforwards.............      2,687     10,390
  Other -- net....................................................................      1,582      2,295
                                                                                    ---------  ---------
    Total deferred tax assets.....................................................     16,131     29,314
  Valuation allowance for deferred tax assets.....................................     --         (5,077)
    Net deferred tax assets.......................................................     16,131     24,237
Deferred tax liabilities:
  Tax over book depreciation/amortization.........................................      3,546     12,885
  Other -- net....................................................................      2,313      4,608
                                                                                    ---------  ---------
    Total deferred tax liabilities................................................      5,859     17,493
                                                                                    ---------  ---------
Net deferred tax assets...........................................................  $  10,272  $   6,744
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                             MICHAELS STORES, INC.

                                                                          1993       1994        1995
                                                                        ---------  ---------  ----------
                                                                                 (IN THOUSANDS)
Income tax (benefit) provision:
Federal:
  Current.............................................................  $  14,249  $   6,103  $  (18,202)
  Deferred............................................................        147     14,090       9,749
                                                                        ---------  ---------  ----------
Total federal.........................................................     14,396     20,193      (8,453)
                                                                        ---------  ---------  ----------
State:
  Current.............................................................      1,961      1,319      (5,089)
  Deferred............................................................     --         --            (880)
                                                                        ---------  ---------  ----------
Total state...........................................................      1,961      1,319      (5,969)
                                                                        ---------  ---------  ----------
                                                                        $  16,357  $  21,512  $  (14,422)
                                                                        ---------  ---------  ----------
                                                                        ---------  ---------  ----------



                                                                          1993       1994        1995
                                                                        ---------  ---------  ----------
                                                                                 (IN THOUSANDS)
Reconciliation of income tax provision to statutory rate:
Income tax (benefit) expense at statutory rate........................  $  14,925  $  20,005  $  (12,194)
State income taxes, net of federal income tax effect..................      1,275        858      (3,879)
Amortization of intangibles and other.................................        157        649       1,651
                                                                        ---------  ---------  ----------
                                                                        $  16,357  $  21,512  $  (14,422)
                                                                        ---------  ---------  ----------
                                                                        ---------  ---------  ----------


    At January 28, 1996, the Company had federal and state net operating loss and tax credit carryforwards of $10,390,000 of which $8,590,000 expire at various dates between 1998 and 2011. When realized, the tax benefit associated with $4,501,000 of such carryforwards will be applied to reduce goodwill.

COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    The Company operates stores and uses distribution centers, office facilities and equipment generally leased under noncancellable operating leases, the majority of which provide for renewal options. Future minimum rentals for all noncancellable operating leases as of January 28, 1996 are as follows:

FISCAL YEAR
- --------------------------------------------------------------------       RENT
                                                                      --------------
                                                                      (IN THOUSANDS)
1996................................................................   $     89,582
1997................................................................         85,419
1998................................................................         77,259
1999................................................................         67,433
2000................................................................         56,895
2001 and thereafter.................................................        190,901
                                                                      --------------
                                                                       $    567,489
                                                                      --------------
                                                                      --------------

    Rental expense applicable to operating leases was $81,036,000, $56,181,000 and $33,551,000 in 1995, 1994 and 1993, respectively.

    The Company has entered into operating leases for two distribution facilities that require that the Company guarantee payment of the residual value of the property to the lessor at the end of each lease. As of January 28, 1996 the guaranteed residual value of assets subject to these leases was $8,439,000.

                             MICHAELS STORES, INC.

CONTINGENCIES

    In August 1995, two lawsuits were filed by certain security holders against the Company and certain present and former officers and directors seeking class action status on behalf of purchasers of the Company's Common Stock between February 1, 1995 and August 23, 1995. Among other things, the plaintiffs allege that misstatements and omissions by defendants relating to projected and historical operating results, inventory and other matters involving future plans resulted in an inflation of the prices of the Company's Common Stock. The plaintiffs seek on behalf of the purported class an unspecified amount of compensatory damages and reimbursement for the plaintiffs' fees and expenses. The United States District Court for the Northern District of Texas consolidated the two lawsuits on November 16, 1995. The Company and the individual defendants have filed a motion to dismiss the consolidated, amended complaint. The court has not yet ruled on this motion. Discovery related to both class certification issues and the merits of the plaintiffs' claims has been stayed pending resolution of the defendants' motion to dismiss. The Company believes the claims are without merit and intends to vigorously defend this action.

    The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies, including the security holder litigation described above, would not have a material adverse impact on the Company's financial position. However, there can be no assurance that future costs would not be material to results of operations of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as events evolve and additional information becomes available during the course of litigation.

    Standby letters of credit relating to workers compensation and general liability insurance coverages aggregated $6.5 million as of January 28, 1996.

STOCK OPTIONS

    All full-time employees are eligible to participate in the Michaels Stores, Inc. Key Employee Stock Compensation Program (the "Program"), as amended, under which 3,000,000 shares of Common Stock have been authorized for issuance. Select employees and key advisors, including directors, of the Company may participate in the 1992 and 1994 Non-Statutory Stock Option Plans of Michaels Stores, Inc. (the "Plans"), with an aggregate of 4,000,000 shares of Common Stock having been authorized for issuance under the Plans. In addition, stock options have been granted to certain directors and key advisors other than pursuant to the Program or the Plans. The exercise price of all options granted was the fair market value on the date of grant.

                                                                                          EXERCISE PRICE
                                                                               SHARES       PER SHARE
                                                                             ----------  ----------------
Exercised during 1993.....................................................      223,027     $3  to $27
Exercised during 1994.....................................................      308,424  $3  to $27 7/8
                                                                                             $8 7/8 to
Exercised during 1995.....................................................      319,705        $32 1/4
Outstanding at January 28, 1996...........................................    4,067,316     $3  to $17
Exercisable at January 28, 1996                                                 575,335  $3  to $16 3/4

ACQUISITIONS

    In February 1994, the Company acquired Treasure House Stores, Inc. ("THSI"), for 280,000 shares of the Company's Common Stock in a transaction accounted for as a pooling-of-interests. The transaction was not considered material to the Company's sales, net income or financial position of any previous year, and therefore the Company's financial statements were not restated.

    In April 1994, the Company acquired the affiliated companies that operated the arts and crafts store chains of Oregon Craft & Floral Supply Co. ("OCF") and H&H Craft & Floral Supply Co. ("H&H") for a

                             MICHAELS STORES, INC.

total of 455,000 shares of the Company's Common Stock valued at $18.5 million in a transaction accounted for as a purchase. This transaction resulted in the Company recording an addition to goodwill in the amount of $22.3 million.

    Effective July 10, 1994, Michaels acquired Leewards Creative Crafts, Inc. ("Leewards"), an arts and crafts retailer with 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of $7.9 million in cash and 1,257,279 shares of the Company's Common Stock valued at $39.9 million. Upon consummation of the Leewards acquisition, Michaels also repaid $39.6 million of Leewards' indebtedness. The cost in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $77.9 million.

    In March 1995, the Company purchased Aaron Brothers, Inc. ("Aaron Brothers"), which operated a chain of 71 framing and art supplies stores predominantly in California, for a purchase price of $25 million consisting of approximately $5.3 million in cash and the assumption of $19.7 million of debt. The transaction was accounted for as a purchase and resulted in the Company recording an addition to goodwill in the amount of $26.7 million.

    The OCF, H&H, Leewards and Aaron Brothers transactions were accounted for as purchases; accordingly, the purchase prices have been allocated to assets and liabilities based on estimated fair values as of the respective acquisition dates. The results of operations since the acquisition dates are included in the accompanying consolidated financial statements.

    The following pro forma combined net sales, net income and earnings per share data summarize the results of operations for 1994 and 1993 as if Leewards had been acquired as of the beginning of 1993.


                                                                                                 PRO FORMA
                                                                                          ------------------------
                                                                                             1993         1994
                                                                                          ----------  ------------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                             PER SHARE AMOUNTS)
Net sales...............................................................................  $  780,302  $  1,050,173
                                                                                          ----------  ------------
                                                                                          ----------  ------------
Net income (1)..........................................................................  $   26,157  $     36,456
                                                                                          ----------  ------------
                                                                                          ----------  ------------
Earnings per share assuming full dilution (1)...........................................  $     1.41  $       1.71
                                                                                          ----------  ------------
                                                                                          ----------  ------------


- ------------------------
(1) Excludes a $7.1 million charge ($4.4 million after tax or $.21 per share) for store closing and conversion costs.

    The above pro forma data does not include THSI, OCF, H&H or Aaron Brothers prior to their respective acquisition dates since the acquisitions were not considered material, individually or in the aggregate, to the operating results of the Company.

                UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA


                                                                 FIRST                       THIRD       FOURTH
                                                                QUARTER    SECOND QUARTER   QUARTER     QUARTER
                                                               ----------  --------------  ----------  ----------
                                                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
1995:
Net sales....................................................  $  265,547  $   259,910     $  312,696  $  456,733
Cost of sales and occupancy expense..........................     172,043      230,133        208,736     325,625
Operating income (loss)......................................      15,420      (54,973)(1)     12,921      11,586
Net income (loss)............................................       7,557      (33,124)         3,006       2,144
Fully-diluted earnings (loss) per common share...............  $      .35  $     (1.55)    $      .14  $      .10
Weighted average shares outstanding -- assuming full
 dilution....................................................      21,845       21,413         21,337      21,475
1994:
Net sales....................................................  $  159,798  $   174,204     $  283,069  $  377,492
Cost of sales and occupancy expense..........................     103,511      111,237        187,566     242,423
Operating income.............................................       9,071        3,076         14,827      37,062
Net income...................................................       4,967          713(2)       7,813      22,154
Fully-diluted earnings per common share......................  $      .28  $       .04(2)  $      .36  $      .94
Weighted average shares outstanding -- assuming full
 dilution....................................................      17,856       18,845         21,930      24,577


- ------------------------
(1) Includes effect of an unusual pre-tax charge of $64.4 million for costs and expenses primarily associated with an inventory reduction program.

(2) Includes a one-time charge of $4.4 million, net of tax, or $.23 per share for store closing and conversion costs.

- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Incorporation of Certain Documents by
 Reference.....................................           1
Available Information..........................           1
Prospectus Summary.............................           2
Risk Factors...................................          12
Use of Proceeds................................          15
Capitalization.................................          16
Selected Financial and Operating Data..........          17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          19
Business.......................................          24
Principal Shareholders and Management
 Ownership.....................................          32
Management.....................................          34
Description of Certain Indebtedness............          36
Description of the Notes.......................          39
Certain Federal Income Tax Consequences........          63
Underwriting...................................          66
Notice to Canadian Residents...................          67
Legal Matters..................................          67
Experts........................................          67
Index to Consolidated Financial Statements.....         F-1



    UNTIL         ,  1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                     [LOGO]

                                  $125,000,000

                              % Senior Notes Due 2006

     P R O S P E C T US

                                CS First Boston
                              Salomon Brothers Inc
                       NationsBanc Capital Markets, Inc.

                         Robertson, Stephens & Company

- -------------------------------------------
                                     -------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses to be incurred in connection with the issuance and distribution of the Notes covered by this Registration Statement, all of which will be paid by the Registrant, are as follows:

Registration Fee..........................................................  $  45,000
Printing, Engraving and Filing Expenses...................................  $ 150,000
Accounting Fees and Expenses..............................................  $  70,000
Legal Fees and Expenses...................................................  $  75,000
Miscellaneous.............................................................  $  20,000
                                                                            ---------
Total.....................................................................  $ 360,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

    Reference is made to Article Nine of the Company's Restated Certificate of Incorporation, as amended, which appears as Exhibit 3.2 to this Registration Statement, which provides for indemnification of directors and officers.

    Reference is made to Article IX of the Company's amended Bylaws which appear
as  Exhibit   3.1   to  this   Registration   Statement,  which   provides   for
indemnification of directors and officers.

    In addition, the Company has entered into Indemnity Agreements with certain of its executive officers and directors.

    The Company has procured insurance that purports (i) to insure it against certain costs of indemnification that may be incurred by it pursuant to the provisions referred to above or otherwise and (ii) to insure the directors and officers of the Company against certain liabilities incurred by them in the discharge of their functions as directors and officers except for liabilities arising from their own malfeasance.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

    The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

 EXHIBIT
 NUMBER                                             DESCRIPTION OF EXHIBIT
- ---------  --------------------------------------------------------------------------------------------------------
      1.1  Underwriting Agreement, dated         , 1996. (1)

      2.1  Agreement and Plan of Merger, dated as of May 10, 1994, among Michaels Stores, Inc., LWA Acquisition
           Corporation and Leewards Creative Crafts, Inc. (2)

      2.2  First Amendment to Agreement and Plan of Merger dated as of June 2, 1994 among Michaels Stores, Inc.,
           LWA Acquisition Corporation and Leewards Creative Crafts, Inc. (3)

      2.3  Stock Purchase Agreement, dated as of February 16, 1994, among Michaels Stores, Inc., Treasure House
           Stores, Inc. and the stockholders of Treasure House Stores, Inc. (4)

 EXHIBIT
 NUMBER                                             DESCRIPTION OF EXHIBIT
- ---------  --------------------------------------------------------------------------------------------------------
      2.4  Amendment No. 1 to Stock Purchase Agreement (4)

      2.5  Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels Stores, Inc. and the other parties listed therein. (2)

      2.6  Amendment No. 1 to Agreement and Plan of Merger, dated as of March 31, 1994, among Michaels Stores, Inc.
           and the other parties listed therein. (2)

      2.7  Stock Purchase Agreement, dated as of March 8, 1995, among Aaron Brothers Holdings, Inc., ABAM Investors
           Limited Partnership, and Michaels Stores, Inc. (5)

      4.1  Form of   % Senior Notes Due 2006 (included in Exhibit 4.2).

      4.2  Indenture, dated         , 1996. (1)

      4.3  Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank of Texas, N.A.,
           as Trustee, including the form of 4 3/4%/6 3/4% Step-up Convertible Subordinated Note included therein.
           (6)

      5.1  Opinion of Jones, Day, Reavis & Pogue. (1)

     10.1  Credit Agreement dated April 29, 1994, between Michaels Stores, Inc. and NationsBank of Texas, N.A. (the
           "Credit Agreement")(7)

     10.2  First Amendment to Credit Agreement dated April 26, 1995.(5)

     10.3  Second Amendment to Credit Agreement dated as of September 1, 1995.(8)

     10.4  Third Amendment to Credit Agreement dated as of February 12, 1996.(9)

     10.5  Fourth Amendment to Credit Agreement dated as of March 4, 1996.(9)

     12.1  Computation of Ratio of Earnings to Fixed Charges.

     15.1  Letter regarding unaudited interim financial information.(1)

     23.1  Consent of Ernst & Young LLP.

     23.2  Consent of Jones, Day, Reavis & Pogue is contained in the opinion filed as Exhibit 5.1 hereto.

     24.1  Power of attorney (included on signature page of the Registrant's Form S-3 (No. 333-03331)).

     25.1  Statement of eligibility of trustee. (1)

     27.1  Financial Data Schedule. (1)


- ------------------------

(1) To be filed by amendment.

(2) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-53639) and incorporated herein by reference.

(3) Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 1, 1994 and incorporated herein by reference.

(4) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.

(5) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 29, 1995 and incorporated herein by reference.


(6) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1993 and incorporated herein by reference.

(7) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 30, 1994 and incorporated herein by reference.



(8) Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 30, 1995 and incorporated herein by reference.



(9) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 28, 1996 and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly
authorized in the City of Irving, State of Texas on the    day of May, 1996.


                                          MICHAELS STORES, INC.

                                          By: /s/ SAM WYLY

                                             -----------------------------------
                                              Name: Sam Wyly
                                              Title: Chairman of the Board

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURES                                         TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                     /s/ SAM WYLY                          Chairman of the Board of Directors      May 23, 1996
     -------------------------------------------
                       Sam Wyly

               /s/ CHARLES J. WYLY, JR.                 Vice Chairman of the Board of Directors    May 23, 1996
     -------------------------------------------
                 Charles J. Wyly, Jr.

                /s/ R. MICHAEL ROULEAU                     Chief Executive Officer (Principal      May 23, 1996
     -------------------------------------------                   Executive Officer)
                  R. Michael Rouleau

                  /s/ R. DON MORRIS                        Executive Vice President and Chief      May 23, 1996
     -------------------------------------------         Financial Officer (Principal Financial
                    R. Don Morris                               and Accounting Officer)

                                                                        Director                   May   , 1996
     -------------------------------------------
                     Evan A. Wyly

              /s/ DONALD R. MILLER, JR.                 Vice President-Marketing Development and   May 23, 1996
     -------------------------------------------                        Director
                Donald R. Miller, Jr.

                /s/ MICHAEL C. FRENCH                                   Director                   May 23, 1996
     -------------------------------------------
                  Michael C. French

                                                                        Director                   May   , 1996
     -------------------------------------------
                  Dr. F. Jay Taylor

                                                                        Director                   May   , 1996
     -------------------------------------------
                  Richard E. Hanlon

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                                             DESCRIPTION OF EXHIBIT
- ---------  --------------------------------------------------------------------------------------------------------
      1.1  Underwriting Agreement, dated         , 1996. (1)

      2.1  Agreement and Plan of Merger, dated as of May 10, 1994, among Michaels Stores, Inc., LWA Acquisition
           Corporation and Leewards Creative Crafts, Inc. (2)

      2.2  First Amendment to Agreement and Plan of Merger dated as of June 2, 1994 among Michaels Stores, Inc.,
           LWA Acquisition Corporation and Leewards Creative Crafts, Inc. (3)

      2.3  Stock Purchase Agreement, dated as of February 16, 1994, among Michaels Stores, Inc., Treasure House
           Stores, Inc. and the stockholders of Treasure House Stores, Inc. (4)

      2.4  Amendment No. 1 to Stock Purchase Agreement (4)

      2.5  Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels Stores, Inc. and the other parties listed therein. (2)

      2.6  Amendment No. 1 to Agreement and Plan of Merger, dated as of March 31, 1994, among Michaels Stores, Inc.
           and the other parties listed therein. (2)

      2.7  Stock Purchase Agreement, dated as of March 8, 1995, among Aaron Brothers Holdings, Inc., ABAM Investors
           Limited Partnership, and Michaels Stores, Inc. (5)

      4.1  Form of   % Senior Notes Due 2006 (included in Exhibit 4.2).

      4.2  Indenture, dated         , 1996. (1)

      4.3  Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank of Texas, N.A.,
           as Trustee, including the form of 4 3/4%/6 3/4% Step-up Convertible Subordinated Note included therein.
           (6)

      5.1  Opinion of Jones, Day, Reavis & Pogue. (1)

     10.1  Credit Agreement dated April 29, 1994, between Michaels Stores, Inc. and NationsBank of Texas, N.A. (the
           "Credit Agreement")(7)

     10.2  First Amendment to Credit Agreement dated April 26, 1995.(5)

     10.3  Second Amendment to Credit Agreement dated as of September 1, 1995.(8)

     10.4  Third Amendment to Credit Agreement dated as of February 12, 1996.(9)

     10.5  Fourth Amendment to Credit Agreement dated as of March 4, 1996.(9)

     12.1  Computation of Ratio of Earnings to Fixed Charges.

     15.1  Letter regarding unaudited interim financial information.(1)

     23.1  Consent of Ernst & Young LLP.

     23.2  Consent of Jones, Day, Reavis & Pogue is contained in the opinion filed as Exhibit 5.1 hereto.

     24.1  Power of attorney (included on signature page of the Registrant's Form S-3 (No. 333-03331)).

     25.1  Statement of eligibility of trustee. (1)

     27.1  Financial Data Schedule. (1)


- ------------------------

(1) To be filed by amendment.

(2) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-53639) and incorporated herein by reference.

(3) Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 1, 1994 and incorporated herein by reference.

(4) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.

(5) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 29, 1995 and incorporated herein by reference.


(6) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1993 and incorporated herein by reference.



(7) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 30, 1994 and incorporated herein by reference.



(8) Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 30, 1995 and incorporated herein by reference.



(9) Previously filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 28, 1996 and incorporated herein by reference.